OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Solar Direct LLC

6935 15th St E
120
Sarasota, FL 34243

www.SolarDirect.com

20000 units of Preferred Class B Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 214,000* Preferred Class B Units ($107,000)

Maximum subject to adjustment for bonus shares. See **24-Hour Bonus below*

Minimum 20,000 Preferred Class B Units ($10,000.00)

Company	Solar Direct LLC
Corporate Address	6935 15th St E Ste 120 Sarasota FL 34243
Description of Business	Solar EPC (Engineering, Procurement, Construction) & E-commerce enterprise since 1985
Type of Security Offered	Preferred Class B Units
Purchase Price of **Security Offered**	$0.50 / Share
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Solar Direct LLC will offer 10% additional bonus units for all investments that are committed by existing StartEngine Crowdfunding Inc. shareholders within 24 hours of the offering going live.

StartEngine shareholders will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any units you purchase. For example, if you buy 200 Preferred Class B Units at $0.50 / unit, you will receive 20 Preferred Class B (bonus) Units, meaning you'll own 220 units for $100.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned subscription agreement.

Perks

With a **FREE** Solar Buyers Club (SBC) Leader Membership, you will have the opportunity to simply show other people the obvious benefits of Solar Energy solutions at this unprecedented price point. When they see the light, you see a Bonus check for helping us spread the word. This gives you the ability to indirectly control your own R.O.I. and be an active part in the Solar Revolution!

A Free Club Leader membership in Solar Buyers Club (SBC) allows you to earn cash from referrals in our Affiliate Network. Receive $300 to $1,500 per successful referral, just by telling others about the benefits of going solar; plus make bonuses from people you sponsor. Learn more at SBC Spread the Word!

If you chose, you can help control our success by participating in the growth process; you earn money plus build stock value.

Plus receive Gift Certificates* for renewable and solar products at our online store The Energy SuperMarket, and more...

- **$250+** Free 6 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $225).
- **$500+** Free 12 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $375)
- **$1,000+** Receive a $50 Gift Certificate ***PLUS*** Free 24 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $725)
- **$2,000+** Receive a $100 Gift Certificate ***PLUS*** Free 36 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $1075)
- **$4,000+** Receive a $250 Gift Certificate ***PLUS*** Free 48 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $1525)
- **$8,000+** Receive a $500 Gift Certificate ***PLUS*** Free 60 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $2075)
- **$16,000+** Receive a $1,500 Gift Certificate ***PLUS*** Free 60 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $3075)
- **$32,000+** Receive a $2,500 Gift Certificate ***PLUS*** Free 60 Month Club Leader Membership in Solar Buyers Club including your own web page ***PLUS** Tour of facilities and Dinner for two with Management Team at Capital Grille in Sarasota Florida [transportation not included] (Retail Value $4375)*
- **$64,000+** Receive a $5,000 Gift Certificate ***PLUS*** Free 60 Month Club Leader Membership in Solar Buyers Club including your own web page ***PLUS** Tour of facilities and Dinner for two with Management Team at Capital Grille in Sarasota Florida [U.S. transportation included], **PLUS** a tropical sunset cruise for two on Sarasota Bay on the La Barge, including food and drinks (Retail Value $8,000)*

** All perks occur after the offering is completed; Gift Certificates restrictions - no custom or non-stock items; s/h and/or installation not included.*

Sources:

[1] https://eresearch.fidelity.com/eresearch/markets_sectors/sectors/sectors_in_market.jhtml Based on Fidelity E-Research, Utilities is currently the 10th largest Industry Sector with a Market Cap of $1.32T; which includes Electric Utilities at a Market Cap of $728B with a 17.1% increase over the last year, and Independent & Renewable Electricity at a Market Cap of $86.9B with a 33.4% increase over the last year.

[2] https://www.youtube.com/watch?v=Kxryv2XrnqM&feature=youtu.be Swedbank Nordic

Energy Summit 2016 and https://www.youtube.com/watch?v=2b3ttqYDwF0 Clean Energy Action 2017. Clean Dispruption of Energy and Transportation – Tony Seba, Standford University analyst and recipient of the Clean Energy Action 2017 Sunshine Award. http://fortune.com/2016/04/16/ray-kurzweil-solar-will-dominate-energy-within-12-years Additional source by Ray Kurzweil "Here's Why Solar Will Dominate Energy Within 12 Years".

[3] Solar Direct LLC – Statement of Operations: Sales & Marketing expenses were $209k in 2015 and $40k in 2017, a reduction of 81%. This resulted from our business model innovation "Solar Buyers Club" customer acquisition engine.

[4] Costs to Acquire US Residential Solar Customers Are High and Rising https://www.greentechmedia.com/articles/read/costs-to-acquire-us-residential-solar-customers-are-high-and-rising#gs.LQz=M1s

[5] https://en.wikipedia.org/wiki/List_of_United_States_electric_companies

[6] https://www.youtube.com/watch?v=Hv2XeSrEbnc Visionary Debate "STOP linear thinking solar guys! Now is time for exponential growth" held in San Francisco on Solar Leaders TV Stage at Intersolar North America 2017; the following visionaries: Tony Seba (a serial Silicon Valley entrepreneur, and an instructor in Entrepreneurship, Disruption and Clean Energy at Stanford), Eckhart Gouras, JD., Managing Director of pv magazine group. They discuss the unstoppable exponential growth of solar, and how it will replace the electric utility monopoly empire, which could quite possibly create the biggest transfer of wealth the planet has ever seen. "For solar, for batteries…we are on the cusp of the most transformative disruption in history since the industrial revolution", Tony Seba (11:55). Based on Seba's analysis, we believe their will be a disruption which will create opportunities similar in nature to the California Gold Rush in the mid 1800's.

[7] Solar Direct and its predecessor entity has been operational for over 32 years giving long term business acumen in the solar industry; due to the imposing tipping point in which the market may disrupt and possibly explode based on Tony Seba's research, Solar Direct has created a business model innovation "Solar-to-Scale" which is a possible ground floor opportunity.

[8] You can also help to control your own ROI by simple passive or active involvement. Investors receive a free limited Solar Leader Membership in the Solar Buyers Club (SBC) as a perk. Passive involvement, promoting SBC to friends and family, can result in additional income from referrals and also bonus funds from SBC Leaders within your affiliate network. Also see [9] and [10].

[9] https://www.investopedia.com/terms/p/passiveincome.asp Money being earned regularly with little or no effort on the part of the person who's receiving it. Simple word of mouth and use of social networks spreading the word about the benefits of going solar via the Solar Buyers Club.

[10] This unique option provides the opportunity to earn back a portion or all of the invested cash or more, while keeping your equity stake. In other words, any funds earned from referrals and/or bonuses in the SBC could indirectly offset the funds used to purchase investment units. "Simply signing up as a Solar Buyers Club Leader will not guarantee you any success. Like everything else in life, the path to success requires hard work, discipline, passionate persistence, time management, creativity and a razor blade focus on where you want to go if you ever want to succeed. Not every Club Leader will make money and/or a profit. Your success will depend on you and how much you put into it". http://lotg.solarbuyers.club/Compensation-Plan/?

mitem=28244 Investment Units will not be directly affected by SBC earnings or lack thereof; units purchased remain the property of the owner regardless of involvement or non-involvement in the SBC option. You can effectively improve your ROI of the funds used to purchase Investment Units by offsetting the purchase cost with funds earned via the SBC. Earning subject to income taxation; seek advice from your accountant.

[11] https://en.wikipedia.org/wiki/An_Inconvenient_Sequel:_Truth_to_Power An Inconvenient Sequel: Truth to Power.

[12] The majority of consumers who purchase solar use a "solar loan". Many solar contractors and marketers would have consumers think that the loan payment will be less than the electric bill, but this most often is not the case. A typical system size is 10kW, and based on research by this third-party industry leader Energy-Sage, funded by the U.S. Department of Energy, the average installed price is $31,571; after 30% Federal Tax Credit, the loan amount is $22,100. A typical system saves $150.25 per month according to the government site PVWatts. Based on Dividend Solar, a national solar lender, the payment for this sample system would be $151.83 per month (at 4.99APR; rates and payment amounts will vary based on credit score and other factors, so the monthly payment can vary - some consumers will have savings below the utility bill and others may pay more). https://www.energysage.com/solar/financing/solar-loans The amount you want to pay each month will impact the interest rate and the length of the loan. Loans with longer terms will have smaller monthly payments, but you will pay more in interest over the life of the loan. In contrast, payments on solar energy loans with shorter terms may exceed your monthly utility bill savings, but they offer a better value because you pay less in interest over the life of the loan.

[13] https://www.fastcompany.com/3067737/prices-for-solar-panels-keep-falling-so-why-isnt-it-cheaper-to-get-solar

[14] https://www.seia.org/sites/default/files/Fig3-GrowthSolarFallingPrices-2017YIR.png and https://energy.gov/sites/prod/files/2016/05/f32/SC%20Fact%20Sheet-508.pdf

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Solar Direct LLC – originally created in 1985 as a solar contractor only serving several local counties – has expanded over the past ten years into a full service Solar EPC (Engineering, Procurement, and Contracting) Enterprise. There are relatively few Solar EPC's due to the legal requirements necessary; most solar companies outsource the engineering and/or contracting to third parties. Our other unique feature is the combination of EPC with an online eCommerce store, which drives substantial traffic to both profit centers.

We have followed the industry trends over the years, employing traditional sales and marketing practices. These methods tend to hold pricing at a high level, and make economic justification for the end user challenging. In the fall of 2016 as sales were declining due to increased competition and other outside pressures, we began developing a unique business model which could disrupt the current industry approach.

Phase I: an Affiliate Network Platform utilizing a unique Customer Acquisition engine was created: SolarBuyers.Club [SBC]. The BETA model was launched in April 2017, and has already begun to show very promising results; acquisition costs have dropped by over 80%, sales have climbed back to previous levels, and marketing expenses have been reduced from $150,000 in 2016 to less than $25,000 in 2017. Version 2.0 is scheduled to roll out late this year, providing more advanced features and integration. Solar Direct owns 37.5% of Solar Buyers Club LLC.

Phase II: a Solar To Scale Accelerator [Solar To Scale], currently under development and unique within the industry, has a strategic model which enters into bold new territory.

Our unique selling proposition provides consumers the ability to pay dramatically LESS for solar than the status quo of paying the Power Company – offering them significant positive cash flow plus the other great benefits of going solar from day one. It's no longer a matter of being able to afford solar, now you can't afford not to go solar.

The model is achieved by leveraging all aspects of the supply chain – factory to consumer. We achieve cost savings at every level to make possible a price point which opens the ability to "go solar" for the majority of homeowners and small businesses. **Consumers Win!**

We couple this with the SBC tiered affiliate marketing plan which uses social media and grass-roots people-power to capture a new wave of entrepreneurial spirit – average people can tap into the greatest transfer of wealth ever in history. Energy has been controlled by a small group of wealthy power companies until now – our model helps to rapidly transfer the electric power, and the money, directly into the hands of the consumers with roof-top solar. **Community Wins!**

The accelerated growth that this model enables will catapult our presence in the marketplace – making Solar Direct a recognized national brand – the premiere choice for solar energy. **Stakeholders Win!**

Sales & Customer Base

Solar Direct has followed the same rocky road with the solar industry. We began as a local and then regional contractor. In the early 2000's we launched the online Ecommerce site The Energy SuperMarket, and sales began to grow to present typical levels of $3-4MM per year. Historical events and localized incentive programs have caused large swings in revenues over the years.

A serious downturn in revenue resulted from 9/11, which rebounded after the Florida State Rebate Program was launched in 2006. The 2008 Recession resulted in another steep decline of sales, which was prolonged by the aftermath of the BP Oil spill affecting our local economy. Revenue climbed again with Utility Mandated Rebates, but these were poorly conceived and managed, and eventually de-funded. Revenue into 2017 has been steadily rising.

With our existing infrastructure in place in Florida, the Solar-to-Scale Model will provide consistent and strong growing revenue which will eliminate these erratic swings.

Our customer base has grown to over 85000; we expect it to begin to expand exponentially as our new model gains momentum.

Competition

As the Solar Industry begins to grow at a faster pace competition continues to increase, however, we are first-to-market with our new concept – giving us many distinct advantages.

There are a number of major national retailer/contractor players in marketplace, including Solar City and Vivint Solar. Then there are state and local contractors in each market area. All these players use the conventional status-quo model – using third-party lead acquisition services, high paid commissioned sales staff and normal distribution chains for equipment procurement. Many outsource engineering and other services which push costs up. Except for occasional mom & pop shops with lower prices, most keep their retail price in line with the national average, giving us a definite market advantage.

In addition to standard contractor, there are newer Lead Acquisition players upcoming, such as Powur, CREW, and GeoStellar – these marketing companies are generating much consumer awareness. Their models however use third-party engineering and solar contractors to provide EPC, so the retail price is even higher.

Solar Co-ops – Localized groups helping to disrupt standard solar contracting – have sprung up in the last year or so. They offer lower retail pricing, but have distinct logistical disadvantages – our price structure still outperforms them.

All of these competitors are creating much more consumer awareness of the benefits of solar – and given that most consumers will get a number of quotes, we stand to benefit from their expensive marketing as a higher percentage will begin to discover our value proposition, especially as our market reach and exposure expands via our grass roots social media network.

Liabilities and Litigation

Fluctuating market conditions over the years have resulted in overall losses, although we have shown some strong net profit years. Our liabilities include long and short term debt totaling approximately $1,034,788. Current litigation includes: Solar Direct vs BP Oil – we received a settlement agreement in Sep 2017, and expect to receive the settlement of $213,000 in Oct 2017; Heliodyne Corp vs Solar Direct; we expect to settle this disputed debts for substantially less than the total claim amount of $14,100 in 2018. Currently we have a multi-year lease for our location in Sarasota, Fl.

The team

Officers and directors

Dale Gulden	President / Manager
Sheila Schweinberg	COO / Administrative Manager
Jason Tomzcyk	CBDO
Oliver Baumgart	CSO / Sales Manager
Kirk A. Maust	CEO / Senior Engineer / Manager

Dale Gulden
A 37 year veteran of the Solar and Renewable Energy Industry Dale Gulden holds a bachelors degree in Business Marketing and Economics from Indiana State University and was the former President of the Gulf Coast Chapter of the Florida Solar Energy Industries Association (FlaSEIA). Gulden has served as a keynote speaker to environmental and business groups on the economic and ecological "green benefits" of solar and renewable energy technologies. In 1986, Gulden

partnered with Kirk Maust, a leading solar engineer, establishing Solar Direct as a premier solar contracting firm offering installations statewide in Florida. Solar Direct holds state licensing for solar and electrical, and has its own Professional Engineer on staff. Solar Direct also offers consulting and engineering services for large custom residential and commercial projects. As the leader of Solar Direct, Dale has directed the company into one of the highest ranking e-commerce destinations for renewable technology. Gulden then expanded this unique model nationwide by establishing Solar Direct's internet presence in 1995 with TheEnergySuperMarket.com, becoming the first website to offer renewable product information and consumer eco-education along with the ability to purchase products on the internet.

Sheila Schweinberg
Sheila Gulden joined Solar Direct in 1996 as the Assistant to the General Manager. In 2000, Sheila was promoted to Administrative Manager and in 2005 to COO. Sheila has a comprehensive knowledge of the operations of the company, including back office logistics, warehouse and fulfillment, and finance. She provides daily oversight of the Operation, Warehouse and Finance Departments. While working for the company, she obtained her Business Administration Degree from Keiser University. Sheila's love of brewing Craft Beers led her in 2016 to help with community outreach at a local business, Three Keys Brewing & Eatery, where is an Assistant Manager.

Jason Tomzcyk
With nearly 12 years field & management experience in solar, Jason brings a wealth of skill to the table. Organization and planning are his forte' and his attention to detail and natural drive to serve each customer with impeccability ensures a satisfying transaction, start to finish. He has managed the installation of thousands of solar systems, both residential and commercial, and is a certified installer of Vortex Solar Panels. Jason has provided consulting services for Solar Direct for over 10 years, and serves as its Chief Business Development Officer. In addition, in 2016 he co-founded Solar Buyers Club LLC (SBC). He is the CEO / Manager and oversees all daily operations remotely from his office in Zürich. SBC provides customer acquisition services for Solar Direct.

Oliver Baumgart
Prior to joining Solar Direct, Oliver worked for Mercedes Benz Financial Services in Munich, Germany. He also worked as a consultant at Bundeswehr Fuhrpark during his time in Munich. His credentials include a Bachelor's Degree from VWA Stuttgart in Germany, an EnergyGauge Rater Certificate from Florida Solar Energy Center, Balance Sheet Analysis & Financing/Leasing Certificates from Mercedes Benz Financial Services. Oliver joined Solar Direct in 2011, and is the CSO & Sales Manager. He's responsible for in-home and internet sales, along with marketing programs and brand management. Oliver's greatest strengths are his creativity, drive, and leadership. He thrives on challenges, particularly those that expand the company's reach.

Kirk A. Maust
Kirk Maust earned one of the nation's first degrees in solar and renewable technology in 1981. He graduated from Pennsylvania State University's Mechanical and Nuclear Engineering Department, recognized as having the largest and most prestigious engineering degree program in North America. Moving to Florida, Maust managed and later acquired the solar contracting division of an air conditioning firm. Kirk Maust now represents the new breed of entrepreneurial executive; his defining characteristics encompass 35-years of "real world" solar and renewable engineering experience, Internet technology and digital communication skills, as well as having the spirit and aspirations of an e-commerce visionary. In the early 2000's, building on the success of offering alternative energy information to consumers via the Internet in the mid 90's, Maust developed Solar Direct's first electronic shopping cart – the Energy

SuperMarket. This investment in an e-commerce platform dramatically increased revenues, and distribution expanded first nationally, and then globally. His goal now is to further expand the years of knowledge and experience exponentially through the Solar Buyers Club platform, to bring the [solar] power to the people (everywhere). In addition, in 2016 he co-founded Solar Buyers Club LLC (SBC) as Manager. SBC provides customer acquisition services for Solar Direct.

Number of Employees: 15

Related party transactions

On February 7th, 2017, Solar Direct LLC (SD) entered into a Business Affiliate Agreement with Solar Buyers Club LLC (SBC). SBC will provide and manage a Customer Acquisition Platform and Distributors (known as Club Leaders) that will acquire and recruit prospective consumers (known as Club Members) whom are interested in the purchase and/or lease of renewable energy or other products deemed suitable for sale. It will act as advertising and sales promotion agent for SD. SD owns 35% of the Common Voting Units of SBC. Managers of SBC are Kirk Maust and Jason Tomczyk (who also owns 35% of the Common Voting Units of SBC); the remaining 30% ownership is held by SBC unit holders. View Business Affiliate Agreement at https://drive.google.com/file/d/10cSITZIEyTfRK6apSxXQKieBtX2d7vpw/view In FY2016 the company negotiated a Debt-to-Equity Swap with three close associates and the two principles; $515066 in debt was exchanged for 2,060,264 Common Class D Units at $0.25 per Unit. The company has agreed to a repurchase option of these Units at a minimum price of $0.30/Unit by September 2020. In FY2015 1,000,000 Units were reclassified from Common Class A to Common Class C for a Stock Appreciation Rights (SARs) plan providing certain employees the right to the monetary equivalent of the increase in the value of a specified number of shares over a specified period of time; the units were transferred based upon a value of $0.25/unit, however no transactional cost was incurred. In FY2015 3,000,000 Units were reclassified from Common Class A to Common Class B for Key Employees; the units were transferred based upon a value of $0.25/unit, however no transactional cost was incurred.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently hold a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe that much of the Company's current value depends on the strength of IP. The Company intends to continue to file additional trademarks, copyrights, Internet domain names, and trade secrets, and build its intellectual property portfolio.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** We will compete with larger, established providers who currently have products on the markets and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete. It should further be assumed that that competition will intensify.
- **Net profit is expected but not guaranteed.** This company has been in business for over 32 years; however, it is in a Growth stage. The business is consistently generating revenue and adding new customers. These recurring revenue will help pay for operating expenses and open up new business opportunities. However, numerous years have resulted in

operating at a net loss, and debt. The business is attempting to move into a Expansion stage; additional debt or capital is required to expand the business.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive capital in order to fund expansion plans.** We estimate that we will require at least $2 million to fully execute our plan. We believe that we will be able to finance on-going operations through sales. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **There is no current market for the company's Units** There is no established public trading market for the resale of Solar Direct Units. The company does not have plans to apply for or otherwise seek trading or quotation of the company's Units on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares of Units as collateral.
- **Going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation.** We have not obtained a third-party evaluation. The valuation is based on our opinion. You, the investor, must decide if you want to pay this price for this security.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company will make a profit, or that there is sufficient demand for product, or that people think its a better option than the utility power.
- **State regulation may affect the company's business.** New state regulations could effect whether or not customers want to buy solar panels. Regulators may want to change the law around net metering, which is a billing mechanism that credits solar energy system owners for the energy they add to the grid. If new billing mechanisms are implemented and new service charges are added, making the maintenance of solar energy more expensive, the market for solar panels may change dramatically and the company may not have a market in which to sell its product.
- **Federal regulation may affect the company's business and may make solar power less desirable.** Federal Tax Incentives may be reduced or eliminated; Federal Tariffs on imported goods could have a negative effect on the retail price of solar . Potential federal regulations may encourage and fund small businesses to engage in federal research and development that has potential for commercialization may make solar power less desirable. For example, the Small Business Innovation Research (SBIR) program, along with other federally funded programs, aim to provide cost-efficient energy and technology to low-income homes through federal investment and research. Federal involvement and programs may trump the cost-efficiency that Solar Direct plans to provide to potential customers.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Kirk A. Maust - 3,000,000, 33.333% ownership, Common Class A Units (Voting)
- Dale A. Gulden - 3,000,000, 33.333% ownership, Common Class A Units (Voting)
- Sheila D. Schweinberg - 769,200, 8.547% ownership, Common Class B Units (Voting)
- Oliver S. Baumgart - 769,200, 8.547% ownership, Common Class B Units (Voting)

- Jason Tomczyk - 769,200, 8.547% ownership, Common Class B Units (Voting)
- David Webster - 615,300, 6.837% ownership, Common Class B Units (Voting)

Classes of securities

- Common Class A Units: 6,000,000

  Authorized: 6,000,000; Issued: 6,000,000

  Voting Rights

  The holders of Voting Common Class A Units are entitled to one vote for each share held of record on all matters submitted to a vote of the Unit Holders.

  Dividend Rights

  Distributions may solely be declared by the Board of Managers, based on a majority vote. The Board of Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Board of Managers. Holders of Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the unit holders, subject to preferences that may be granted to any then outstanding Units; preference shall be given first to Preferred Class A Units, then Preferred Class B Units, then Preferred Class C Units, then Common Class A Units, then Common Class B Units, then Common Class C Units, then Common Class D Units. The payment of dividends will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and intends to pay dividends in the foreseeable future, which means that unit holders may or may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Units. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

  Rights and Preferences

  The rights, preferences and privileges of the holders of the company’s Class A Common Units are subject to and may be adversely affected by, the rights of the holders of units of Preferred Units and any additional classes of units that we may designate in the future.

- Common Class B Units: 3,000,000

  Authorized: 5,000,000; Issued: 3,000,000

Voting Rights

The holders of Voting Common Class B Units are entitled to one vote for each share held of record on all matters submitted to a vote of the Unit Holders.

Dividend Rights

Distributions may solely be declared by the Board of Managers, based on a majority vote. The Board of Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Board of Managers. Holders of Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the unit holders, subject to preferences that may be granted to any then outstanding Units; preference shall be given first to Preferred Class A Units, then Preferred Class B Units, then Preferred Class C Units, then Common Class A Units, then Common Class B Units, then Common Class C Units, then Common Class D Units. The payment of dividends will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and intends to pay dividends in the foreseeable future, which means that unit holders may or may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Units. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Units are subject to and may be adversely affected by, the rights of the holders of units of Class A Common Units, Preferred Units and any additional classes of units that we may designate in the future.

- Common Class C Units: 1,000,000

Authorized: 2,000,000; Issued: 1,000,000

Voting Rights

The holders of Non-voting Common Class C Units are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Distributions may solely be declared by the Board of Managers, based on a majority vote.

The Board of Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Board of Managers. Holders of Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the unit holders, subject to preferences that may be granted to any then outstanding Units; preference shall be given first to Preferred Class A Units, then Preferred Class B Units, then Preferred Class C Units, then Common Class A Units, then Common Class B Units, then Common Class C Units, then Common Class D Units. The payment of dividends will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and intends to pay dividends in the foreseeable future, which means that unit holders may or may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Units. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

Rights and Preferences

The rights, preferences and privileges of the holders of the company’s Class C Common Units are subject to and may be adversely affected by, the rights of the holders of units of Class A or B Common Units, Preferred Units and any additional classes of units that we may designate in the future.

- Common Class D Units: 2,060,264

Authorized: 3,500,000; Issued: 2,060,264

Voting Rights

The holders of Non-voting Common Class D Units are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Distributions may solely be declared by the Board of Managers, based on a majority vote. The Board of Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Board of Managers. Holders of Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the unit holders, subject to preferences that may be granted to any then outstanding Units; preference shall be given first to Preferred Class A Units, then

Preferred Class B Units, then Preferred Class C Units, then Common Class A Units, then Common Class B Units, then Common Class C Units, then Common Class D Units. The payment of dividends will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and intends to pay dividends in the foreseeable future, which means that unit holders may or may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Units. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class D Common Units are subject to and may be adversely affected by, the rights of the holders of units of Class A or B or C Common Units, Preferred Units and any additional classes of units that we may designate in the future.

- Preferred Class A Units: 0

Authorized: 4,000,000; Issued: 0

Voting Rights

The holders of Voting Preferred Class A Units are entitled to one vote for each share held of record on all matters submitted to a vote of the Unit Holders.

Dividend Rights

Distributions may solely be declared by the Board of Managers, based on a majority vote. The Board of Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Board of Managers. Holders of Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the unit holders, subject to preferences that may be granted to any then outstanding Units; preference shall be given first to Preferred Class A Units, then Preferred Class B Units, then Preferred Class C Units, then Common Class A Units, then Common Class B Units, then Common Class C Units, then Common Class D Units. The payment of dividends will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and intends to pay dividends in the foreseeable future, which means that unit holders may or may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Units. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Preferred Units have Priority Rights and Preferences above all other Classes; however, are subject to and may be adversely affected by any additional classes of units that we may designate in the future.

- Preferred Class B Units: 0

Authorized: 4,280,000; Issued: 0

Voting Rights

The holders of Non-voting Preferred Class B Units are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Distributions may solely be declared by the Board of Managers, based on a majority vote. The Board of Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Board of Managers. Holders of Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the unit holders, subject to preferences that may be granted to any then outstanding Units; preference shall be given first to Preferred Class A Units, then Preferred Class B Units, then Preferred Class C Units, then Common Class A Units, then Common Class B Units, then Common Class C Units, then Common Class D Units. The payment of dividends will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and intends to pay dividends in the foreseeable future, which means that unit holders may or may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Units. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Preferred Units are subject to and may be adversely affected by, the rights of the holders of units of Class A Preferred Units, and any additional classes of units that we may designate in the future.

- Preferred Class C: 0

Authorized: 15,220,000; Issued: 0

Voting Rights

The holders of Non-voting Preferred Class C Units are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Distributions may solely be declared by the Board of Managers, based on a majority vote. The Board of Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Board of Managers. Holders of Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the unit holders, subject to preferences that may be granted to any then outstanding Units; preference shall be given first to Preferred Class A Units, then Preferred Class B Units, then Preferred Class C Units, then Common Class A Units, then Common Class B Units, then Common Class C Units, then Common Class D Units. The payment of dividends will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and intends to pay dividends in the foreseeable future, which means that unit holders may or may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Units. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class C Preferred Units are subject to and may be adversely affected by, the rights of the holders of units of Class A and B Preferred Units, and any additional classes of units that we may designate in the future.

What it means to be a Minority Holder

The class and voting structure of our units has the effect of concentrating voting control with a few people, specifically the founders along with a small number of unit holders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Series A Preferred Class B Units, you will have no voting rights. Even upon future conversion of the units purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other unit holders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of managers or advisers, changes to our Company's governance documents, additional issuance's of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional offerings (This could result from a offering such as an initial public offering, another crowdfunding round, a venture capital round or angel investment, employees exercising unit options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into units). In other words, when the Company raises additional capital, the number and/or value of the Company units that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company.

If we decide to have a new offering, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-09-30.

Financial Condition

Results of Operation

Our operating history shows year over year healthy gross profits typically ranging between 27% and 33%, with a strong finish in 2016 of over 42%. Net income for our most recent fiscal year reflects profits of 6.6% of revenue, an upward trend.

FY2015 ended September 30, 2016 compared to FY2014 year ended September 30, 2015

Note: Solar Direct LLC purchased Solar Direct, UBTO with a transfer date of January 1, 2015; Financial Statements reflect a Starting Date of January 1 2015; however, transactional history pre-dates the transfer, and comments regarding the comparison of Fiscal Years use the beginning date of October 1, 2014.

Revenue

FY2014 revenue of $3,972,124 was a near record for the company. Revenue FY2015 was $3,178,983, a decrease of approximately $793,141 (20%) compared to FY2014 revenue of $3,972,124. This was primarily a result of the end of State Mandated solar rebates in Florida, which had an adverse short-term effect on the consumer market.

Cost of Sales

Cost of sales in FY2015 was $2,176,259, a decrease of $793,478, from costs of $2,969,737 in FY2014 – this trend closely followed the reduction in revenue; however there was an improvement in COGS from 74.7% in FY2014 to 68.5% in FY2015, resulting primarily from the declining cost of solar modules and improvements in operations efficiencies.

Gross Margins

Gross Profits from FY2015 and FY2014 were almost identical at approximately $1,000,500. As a percentage of revenue the Gross Margin increased from 25.2% to 31.5% due to the improvement in COGS.

Expenses

The company's expenses consist of, among other things, employee compensation, marketing, rent and utilities, fees for professional services and operation expenses. Expenses declined by 2.7% from FY2014, generally following the same reduction of COGS. After the rebates ended, we began to take defensive measures to offset the reduction of sales; primarily focusing on marketing costs which were reduced from $270,193 in FY2014 to $109,009 in FY2015. Nearing the end of the FY2015, we began conceptualization and early development of our new business model, while examining expense costs that would need to be adjusted to survive in the upcoming radical change in the industry.

<u>FY2016 ended September 30, 2017 compared to FY2015 year ended September 30, 2016</u>

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year data entry, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Revenue

Revenue FY2016 was $2,275,903, a decrease of approximately $903,080 (28.4%) compared to FY2015 revenue of $3,178,983. This was primarily a result of continued backlash from the end of the state solar rebates in Florida; causing downward pressure on retail sales pricing by completion within the industry. Much of Fiscal 2016 has been spent focusing on the development of our new business model; the result of this and other market factors have resulted in a reduced amount of revenue in 2016 into 2017, and we experienced a considerable cash burn during this development stage. Given recent changes in our operation model, we expect incremental increases in revenue plus profits and net income increases for the next fiscal year's moving forward. We believe that the declining cost of solar modules has since offset a significant portion of the value of the previous rebate, and when combined with our new business model and price structure, that our pricing now is substantially similar or better to the market conditions before the rebate ended.

Cost of Sales

Cost of sales in FY2016 was $1,297,041, a decrease of $879,228, from costs of $2,176,259 in FY2015 – there was a continued improvement in COGS from 68% in FY2015 to 57% in FY2016, resulting primarily from the declining cost of solar modules and continued improvements in operations efficiencies as we began to implement changes from our new model. A significant change to COGS resulted from the implementation of the Solar Buyers Club, which shifted the cost of sales commission from 10-15% to a flat rate of 5%. Other changes resulted from shifting the burden of finance costs from the company to the consumer, and also improvements in installation operations.

Gross Margins

Gross Profits from FY2016 were at $978,861 compared to $1,002,723 in FY2015. As a percentage of revenue the Gross Margin increased from 31.5% to 42.9% due to the improvement in COGS, resulting in a record high GP.

Expenses

Expenses were $1,073,027 FY2015 and $838,466 FY2016, which rose slightly as a percentage of revenue (3%) over the past year, primarily because fixed expenses such as rent and utilities remain constant despite the reduced revenue. As we began to implement changes from our new business model, certain line items have begun to be dramatically reduced. Employee overhead was reduced as revenues declined and we believe that moving forward a lower percentage of staff per volume of sales will be needed. Marketing costs have been nearly eliminated as a result of the Solar Buyers Club which uses social networking instead of costly fee-based advertising; over the last three years advertising and marketing have been reduced by over 80%.

Our historical financials have resulted from a relatively stagnant marketplace with little room for improvement. Based on our new model projections and potential industry changes, we believe revenues will begin growing significantly, with improvements in operating costs and increased profits.

Financial Milestones

Revenues were slowly increasing up until 2015 peaking at $3,972,124, and then fell to $2,275,571 as a the result of the ending Florida solar rebate and as we were developing and re-tooling our business model. Net income however increased from a loss of <$84,977.00> to a gain of $150,187 in FY2016. Solar Direct LLC management currently forecasts 2018, 2019 and 2020 revenue of $9.3 million, $31.9 million and $120.1 million, respectively. Given growth and investment, our net income projections for 2018, 2019, 2020 are 8.8%, 15.7%, and 16.7% respectively.

SALES PROJECTIONS

Our sales projections are based on a logical calculation using a conservative 20% close ratio of presentations which are based on booking of 60% of sales opportunities (leads) for a phone / online presentation. These leads are typically warm to hot since the prospects have already been vetted by Solar Buyers Club (SBC) leaders who have established an interest level with the interested party. SBC leaders harvest leads at no cost to Solar Direct; and are only paid a fixed fee when a prospect makes a purchase. Based on the number of closed leads per day, we calculate the sales and revenue per year.

	Year 1	Year 2	Year 3	Year 4	Year 5
SBC Quote Requests per day	22.2	81.5	329.6	659.3	1318.5
Phone Presentation ratio	60%	60%	60%	60%	60%
SBC Quotes Requested per year	6667	24444	98889	197778	395556
Presentations per day (100%)	13.3	48.9	197.8	395.6	791.1
Close ratio	15%	15%	15%	15%	15%
Presentations Closed per day	2.0	7.3	29.7	59.3	118.7
Units Sold per year	600	2200	8900	17800	35600

If additional leads are needed to maintain sales volume, we acquire no-cost leads from Energy Sage, a national lead generation site funded by the US Dept of Energy; these leads are also vetted and pre-qualified - we only pay for the cost of the lead once a sale is made, and add the cost of acquisition into the gross retail price such that it does not impact our profit level.

Based on sales unit projections, we determine revenue per state as well as installation data. Our Sales Forecast Worksheet projects that data over five years based on a 100% linear increase. We believe this is a conservative approach; Tony Seba and other industry experts are predicting exponential growth in this industry; we could expect to increase our projections with additional capital and expansion based on the magnitude of the potential market. We have estimated a U.S. market penetration of less than 1% over five years.

PROPOSED FUTURE FUNDING

The Total Investment goal for Fiscal Yr 2017 ending Sept 30, 2018, is $5,676,190:

$1,070,000 Preferred Class B (Reg CF); Valuation $7,100,132 @ $0.50/Unit
$3,606,191 Preferred Class C (Reg A+); Valuation $10,706,322 @ $0.50/Unit

$1,000,000 Preferred Class A (Reg 506(c)); Valuation $11,706,322 @ $0.50/Unit

HISTORICAL MILESTONES

Solar Direct has followed the same rocky road with the solar industry. We began as a local and then regional contractor. In the early 2000's we launched the online Ecommerce site The Energy SuperMarket, and sales began to grow. Historical events and localized incentive programs have caused large swings in revenues over the years and seasonally.

Recent historical company events include: 9/11 caused serious a downturn in revenue, which rebounded after the Florida State Rebate Program was launched in 2006; The 2008 Recession resulted in another steep decline of sales, which was prolonged by the aftermath of the BP Oil spill affecting our local economy; Revenue climbed again with Utility Mandated Rebates, but these were poorly conceived and managed by the utilities, and eventually de-funded by the state; Revenue moving towards 2018 has been steadily rising.

With our existing infrastructure in place in Florida and Texas, we believe the Solar-to-Scale Model will provide consistent and strong growing revenue which will eliminate these erratic swings.

Liquidity and Capital Resources

This capital is not necessary for the viability of the business given that Solar Direct LLC currently has other sources of capital, including regular financing from banks and other private funding. Furthermore, current operations of Solar Direct generate net income, as shown in 2017 financials.

The capital raised here will contribute to our liquidity and help us achieve our growth goals. It will mostly be used for working capital, which in turn will be focused on purchase of materials and equipment required to satisfy increased sales, and further development of our new business model and online platform. We project that this capital would be spent within the next fiscal year.

Indebtedness

Company debt is made up mostly of current liabilities related to vendor payables. Company has a small amount of long term debt which is multiyear and being paid in accordance with agreements: Fleet Vehicle Loans $58,415.63 In 2016 the company negotiated a Debt-to-Equity Swap with three close associates and the two owners; $515066.35 in debt was exchanged for Common Class D Units at $1.00 per Unit. The company plans to repurchase these Units in 2018 and 2019. Common Class D Units are not eligible for distributions and have no voting rights.

Recent offerings of securities

- 2017-09-30, Rule 504 of Regulation D, 2060264 Common Class D Units. Use of proceeds: In FY2016 the company negotiated a Debt-to-Equity Swap with three close associates and the two principles; $515066 in debt was exchanged for 2,060,264 Common Class D Units at $0.25 per Unit. The company has agreed to a repurchase option of these Units at a minimum price of $0.30/Unit by September 2020.
- 2016-09-30, Rule 504 of Regulation D, 1000000 Common Class C Units. Use of proceeds: 1,000,000 Units were reclassified from Common Class A to Common Class C for a Stock

Appreciation Rights (SARs) plan providing certain employees the right to the monetary equivalent of the increase in the value of a specified number of shares over a specified period of time; the units were transferred based upon a value of $0.25/unit, however no transactional cost was incurred.
- 2016-09-30, Rule 504 of Regulation D, 3000000 Common Class B Units. Use of proceeds: 3,000,000 Units were reclassified from Common Class A to Common Class B for Key Employees; the units were transferred based upon a value of $0.25/unit, however no transactional cost was incurred.

Valuation

$6,030,132.00

The VALUATION for this round of funding is $7,100,132 based upon $0.50/Unit x 14,200,264 Units. This includes 2,104,000 Units allocated for this offering (up to $1,070,000 maximum upon amendment). Our internal valuation of $4,984,025 was determined by deducting current debt from current assets, plus 5 times EBITDA; the company has 32 years of goodwill plus other intangible IP assets and a current revenue stream between $3-4MM/yr. The Total Investment goal for Fiscal Yr 2017 ending Sept 30, 2018, is $5,676,190: $1,070,000 Preferred Class B (OPO); Valuation $7,100,132 @ $0.50/Unit $3,606,191 Preferred Class C (Reg A+); Valuation $10,706,322 @ $0.50/Unit $1,000,000 Preferred Class A (506(c)); Valuation $11,706,322 @ $0.50/Unit WHEREAS, if Investment Funding goals and Projected Sales and Net Profits are reached, we estimate an Internal Valuation of $10,000,000 ($0.4271/Unit) at YE 2018 and $35,859,644 ($1.5316/Unit) YE 2019 [EBITA x 5]. We have not yet undertaken any third-party efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise $107,000.00 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000.00. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all funds raised. We will pay Start Engine $600.00 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

	Offering Amount Sold (Minimum)	**Offering Amount Sold (Maximum)**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$105,800

Use of Net Proceeds:		
Working capital	$9,400	$105,800

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the projected cash required in 2017 and 2018 to build on our successful efforts of the past year; we intend to use the funds as to sustain and accelerate growth in the next fiscal year.

Specifically, Working Capital would be allocated as follows:

- 5% Marketing of Online Public Offering (OPO)
- 5% Marketing of Solar Buyers Club
- 5% Accounting and Legal Fees for next round of OPO
- 15% Software Development - Solar Gamification Consumer App
- 20% Website Development - Second Generation of Solar Buyers Club platform
- 50% Equipment inventory to accelerate and deploy current projects in our pipeline which will bring in additional working capital from consumer financing on these projects at completion

The company has elected to permit multiple closes and can withdraw capital prior to the campaign reaching the end date, so long as the company has exceeded its minimum funding goal. Also, the campaign must be live for at least 21 days prior to disbursement. This means the company can withdraw several times prior to the end date being reached.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.SolarDirect.com in the Investor Relations section. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Solar Direct LLC

[See attached]

I, Kirk Maust, the CEO of Solar Direct, hereby certify that the financial statements of Solar Direct and notes thereto for the periods from January 2015 to September 30 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2014 for the period ending Sept 30, 2015, the amounts reported on our tax returns were total income of $966,482; taxable income of $-86,602 and total tax of $0. For the year 2015 for the period ending Sept 30, 2016, the amounts reported on our tax returns were total income of $1,066,276; taxable income of $-21,585 and total tax of $0. For the year 2016 for the period ending Sept 30, 2017, the tax returns will be filed in the first quarter of 2018 as required.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1st of October 2017.

Kirk A Maust, CEO 10/1/2017

Solar Direct LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
September 30 2015, 2016 and 2017

Solar Direct
Index to Financial Statements
(unaudited)

Solar Direct, LLC
BALANCE SHEETS
FOR THE YEARS ENDED SEMPTEMBER 30, 2015 – 2017
(unaudited)

	Sep 30, 15	Sep 30, 16	Sep 30, 17
ASSETS			
Current Assets			
Cash	$ 24,619.14)	$ (6,708.80)	$ (9,540.77)
Accounts Receivable	$ 21,241.73	$ 83,123.38	$ 86,258.19
Other Current Assets	$ 38,486.43	$ 4,783.37	$ 278,551.13
Inventory	$ 70,719.83	$ 87,082.42	$ 307,020.19
Total Current Assets	$ 405,828.85	$ 248,280.37	$ 662,288.74
Fixed Assets	$ 42,040.08	$ 388,443.10	$ 374,731.53
Total Other Assets	$ 17,113.33	$ 17,088.33	$ 17,088.33
Total Assets	**$ 64,982.26**	**$ 653,811.80**	**$ 1,054,108.60**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Payables	$ 549,687.30	$ 779,668.83	$ 619,868.28
Other Current Liabilities	$ 603,889.02	$ 282,378.50	$ 356,504.70
Total Current Liabilities	$ 1,153,576.32	$1,062,047.33	$ 976,372.98
Long Term Liabilities	$ 272,307.79	$ 217,447.98	$ 58,415.63
Total Liabilities	$ 1,425,884.11	$1,279,495.31	$ 1,034,788.61
Equity			
Partners Capital	$ (472,762.30)	$ (526,536.82)	$ (31,720.47)
Retained Earnings	$ 280,880.22	$ (88,139.55)	$ (99,146.69)
Net Income	$ (369,019.77)	$ (11,007.14)	$ 150,187.15
Total Equity	$ (560,901.85)	$ (625,683.51)	$ 19,319.99
TOTAL LIABILITIES & EQUITY	**$ 864,982.26**	**$ 653,811.80**	**$ 1,054,108.60**

Solar Direct, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEMPTEMBER 30, 2015 – 2017
(unaudited)

	Jan - Sep 15	Oct '15 - Sep 16	Oct '16 - Sep 17
Revenues	$ 3,221,738.84	$ 3,178,983.22	$ 2,275,571.90
COGS	$ 2,338,506.03	$ 2,176,259.51	$ 1,296,854.46
Gross Profit	$ 883,232.81	$ 1,002,723.71	$ 978,717.44
Expense			
Sales and Marketing	$ 209,538.89	$ 109,009.04	$ 39,512.91
Operations	$ 757,725.21	$ 878,659.29	$ 625,843.04
General Administration	$ 43,601.37	$ 85,358.67	$ 172,961.92
Total Expenses	$ 1,010,865.47	$ 1,073,027.00	$ 838,317.87
Operating profit/loss	$ (127,632.66)	$ (70,303.29)	$ 140,399.57
Other Income/Expense			
Misc Income	$ 42,655.11	$ 59,296.15	$ 9,787.58
Net profit/loss	**$ (84,977.55)**	**$ (11,007.14)**	**$ 150,187.15**

Solar Direct, LLC
STATEMENTS OF UNITHOLDERS' EQUITY
FOR THE YEARS ENDED SEMPTEMBER 30, 2015 – 2017
(unaudited)

	Capital	Retained Earnings	Total Equity attributable to equity holders	Non Controlling Interests	Total Equity
Inception Jan 1 2015					
Earnings for the year	$ 0	$(369,019.77)	$(369,019.77)		$(369,019.77)
Capital Transactions	$(471,423.30)	$ 280,880.22	$(190,543.08)		$(190,543.08)
Dividends paid	$ (1,339.00)	$ 0	$ (1,339.00)		$ (1,339.00)
Balance as of Sept 30 2015	$(472,762.30)	$ (88,139.55)	$(560,901.85)		$(560,901.85)
Balance as of Sept 30 2015	$(472,762.30)	$ (88,139.55)	$(560,901.85)		$(560,901.85)
Earnings for the year	$ 0	$ (11,007.14)	$ (11,007.14)		$ (11,007.14)
Dividends paid	$ (53,774.00)	$ 0	$ (53,774.00)		$ (53,774.00)
Balance as of Sept 30 2016	$(526,536.30)	$ (99,146.69)	$(625,682.99)		$(625,682.99)
Balance as of Sept 30 2016	$(526,536.30)	$ (99,146.69)	$(625,682.99)		$(625,682.99)
Earnings for the year	$ 0	$ 150,187.15	$ 150,187.15		$ 150,187.15
Dividends paid	$ 494,815.31	$ 0	$ 494,815.31		$ 494,815.31
Balance as of Sept 30 2017	$ (31,720.99)	$ 51,040.46	$ 19,319.47		$ 19,319.47

Solar Direct, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEMPTEMBER 30, 2015 – 2017
(unaudited)

	Jan 15 - Sep 15	Oct 15 - Sep 16	Oct 16 - Sep 17
OPERATING ACTIVITIES			
Net Income	-84,977.55	-11,007.14	150,187.15
Adjustments to reconcile Net Income			
to net cash provided by operations:			
A/R Acct	-8,867.60	-61,881.65	-3,134.81
Prepaid Expenses	-6,760.00	6,760.00	4,500.00
Employee loans	-15,286.16	19,804.99	-72,829.26
Inventory	-157,215.77	183,637.41	-119,937.77
Payables	297,732.81	-38,168.12	-70,171.00
Accrued Commissions	19,401.01	-44,711.84	-5,503.35
Cash Back Rewards	1,934.57	-10,476.75	0.00
Interest Payable	-1,790.92	1,790.92	0.00
Sales Tax A/P	0.00	36.80	0.00
Net cash provided by Operating Activities	44,170.39	45,784.62	-116,889.04
INVESTING ACTIVITIES			
1500 · Fixed Assets	0.00	30,766.00	0.00
1505 · Leasehold Improvements	3,750.00	0.00	0.00
1605 · A/D - Leasehold Improvements	15,192.75	5,064.25	0.00
1510 · Vehicles	-109,700.74	0.00	0.00
1610 · A/D - Vehicles	7,660.17	10,213.56	10,213.56
1520 · Office Equipment (7)	135.00	0.00	-1,697.77
1620 · A/D -Office Equipment (7)	468.09	804.12	624.12
1530 · Telephone & Computer (5)	-11,233.96	0.00	0.00
1630 · A/D - Telephone & Computers (5)	2,726.19	5,028.89	4,062.53
1540 · Tools & Shop Equipment (3)	-1,387.95	0.00	-8.01
1640 · A/D - Tools & Equipment (3)	3,241.53	1,720.16	517.14
1700 · Investment in Solar Direct Hold	-12,000.00	0.00	0.00
1870 · Utility Deposit	0.00	25.00	0.00
Net cash provided by Investing Activities	-101,148.92	53,621.98	13,711.57

FINANCING ACTIVITIES			
Total Financing activities	48,259.92	-108,634.33	335,784.00
Net cash provided by Financing Activities	48,259.92	-108,634.33	335,784.00
Net cash increase for period	-8,718.61	-9,227.73	232,606.53
Cash at beginning of period	-1,129.60	-9,848.21	-19,075.94
Cash at end of period	**-9,848.21**	**-19,075.94**	**213,530.59**

NOTE 1 – NATURE OF OPERATIONS

Solar Direct LLC was formed in 2015 ("Inception") in the State of Florida, when it acquired Solar Direct UBTO. The financial statements of Solar Direct LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sarasota, Fl.

Solar Direct LLC has grown to a $3-4M/Yr operation serving the entire state of Florida with installations and world-wide in ecommerce. The company currently employees over 15 people, and operates from a 10,000 SF facility. The offices and warehouse are 100% powered by solar. Our customer base has reached over 85,000 people, growing approximately 10% per year. The company is vertically integrated from manufacturing to distribution to installation services. We manufacture a SPH product, Vortex™, which provides a strong income stream with high margins through both wholesale and retail sales outlets. Strong relationships with both manufacturers and distribution chains allow for competitive marketing of other products. Our online Energy SuperMarket offers a large selection of products which are shipped within the U.S. and exported to many other countries as well.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2015 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from customer sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Company debt is made up mostly of current liabilities related to vendor payables. Company has a small amount of long term debt which is multiyear and being paid in accordance with agreements:

Fleet Vehicle Loans	$58,415.63

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Current litigation includes: Solar Direct vs BP Oil – we received a settlement agreement in Sep 2017, and expect to receive the settlement of $213,000 in Oct 2017; Heliodyne Corp vs Solar Direct; we expect to settle this disputed debt for substantially less than the total claim amount of $14,100 in 2018. Currently we have a multi-year lease for our location in Sarasota, Fl.

NOTE 5 – UNIT HOLDERS' EQUITY

Total units Authorized: 40,000,000

Issued Equity is currently held in units held by:

NAME	Issued Units Outstanding	Type
Kirk A. Maust	3,000,000	Common Class A Units
Dale A. Gulden	3,000,000	Common Class A Units
Sheila D. Schweinberg	769,200	Common Class B Units
Oliver S. Baumgart	769,200	Common Class B Units
Jason Tomczyk	769,200	Common Class B Units
David Webster	615,300	Common Class B Units
Gabriel Isaacs	77,100	Common Class B Units
Restricted (Employee SAR)	1,000,000	Common Class C Units
Tony Ortiz	241,120	Common Class D Units
Sheila D. Schweinberg	132,928	Common Class D Units
Jean Maust	436,864	Common Class D Units
Kirk A. Maust	1,006,592	Common Class D Units
Dale A. Gulden	242,760	Common Class D Units
Regulation 506(c) [Future] Offering	0	Preferred Class A Units
Regulation CF [Current] Offering	2,140,000	Preferred Class B Units
Regulation A+ [Future] Offering	0	Preferred Class C Units

Total units Issued and Outstanding: 14,200,264

NOTE 6 – RELATED PARTY TRANSACTIONS

On February 7th, 2017, Solar Direct LLC (SD) entered into a Business Affiliate Agreement with Solar Buyers Club LLC (SBC). SBC will provide and manage a Customer Acquisition Platform and Distributors (known as Club Leaders) that will acquire and recruit prospective consumers (known as Club Members) whom are interested in the purchase and/or lease of renewable energy or other products deemed suitable for sale. It will act as advertising and sales promotion agent for SD. SD owns 35% of the Common Voting Units of SBC. Managers of SBC are Kirk Maust and Jason Tomczyk (who also owns 35% of the Common Voting Units of SBC); the remaining 30% ownership is held by SBC unit holders. View Business Affiliate Agreement at https://drive.google.com/file/d/10cSITZIEyTfRK6apSxXQKieBtX2d7vpw/view

In FY2016 the company negotiated a Debt-to-Equity Swap with three close associates and the two principles; $515066 in debt was exchanged for 2,060,264 Common Class D Units at $0.25 per Unit. The company has agreed to a repurchase option of these Units at a minimum price of $0.30/Unit by September 2020.

In FY2015 1,000,000 Units were reclassified from Common Class A to Common Class C for a Stock Appreciation Rights (SARs) plan providing certain employees the right to the monetary equivalent of the increase in the value of a specified number of shares over a specified period of time; the units were transferred based upon a value of $0.25/unit, however no transactional cost was incurred.

In FY2015 3,000,000 Units were reclassified from Common Class A to Common Class B for Key Employees; the units were transferred based upon a value of $0.25/unit, however no transactional cost was incurred.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after September 30 2017 – some accounting corrections and updates may be made during annual review by our CPA for purposes related to filing Federal Tax Returns; no other events at this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Diana C.

Solar Direct is pending **StartEngine Approval.**



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SOLAR DIRECT
Solar Direct
This is Solar & Storage, on Steroids!
Small OPO
Sarasota, FL
Clean Technology
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Invest in Solar Direct: An Eco-Friendly Solar Business with 32 Years of Experience!

"**Solar Direct** helped launch the solar industry over 32 years ago, expanding into a full service Solar EPC (Engineering, Procurement, and Contracting) Enterprise - a distinction and advantage most competitors don't enjoy, since they must outsource the engineering and/or contracting to third parties. We provide solar electric & thermal products primarily to the residential & commercial markets. Our other unique feature is the combination of EPC with a robust e-commerce store, which drives substantial national traffic to both profit centers. "

"**We saw a disruption coming**" for the past year we have been developing a unique innovative business strategy which we believe could capture a significant share of **the solar & energy storage "Gold Rush"** utilizing our *Solar-to-Scale Accelerator* plus *Solar Buyers Club* Platform. Discover how you can join in! "

- Kirk Maust, CEO Solar Direct

Solar & Storage is *the* Solution, and EVERYONE wants it!

We believe this is an industry about to *EXPLODE!!!* [2,6] Not only can you claim your stake in Green Renewable Energy and instantly become a Solar Leader, you also get the option to determine your OWN Return on Investment![8] Now you can...

Own The POWER. Grab Great Perks. Control your ROI.

Investment
$0.50/share of Preferred Class B Units | minimum investment $100.
When you invest you are betting the company's future value will exceed $6.1M.

Perks*
When you invest, you can receive a Free Membership in the Solar Buyers Club, Gift Certificates at our online store, and more. See complete details in Terms Section below.
**All Perks occur after the offering is completed*

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.



*For more information, please see the **Offering Summary** below.*

So... Why Doesn't Everyone Have Solar Power?

I don't need to tell YOU that there is a crisis: environmental, climate, dirty energy – all serious global issues[11]. The obvious answer is clean, renewable solar power, but currently it is still just too expensive for most people. If you shop for solar in today's current market, you end up with a finance payment around $150 [or more] just to save $150 per month on your electric bill – not very compelling, is it?[12]

> " Going green with solar is just a trade off of payments - and while it's a good thing for the environment, it is not currently a strong motivator for most consumers. Now that's about to change... "
>
> - Dale Gulden, Solar Direct

There are lots of companies selling solar solutions right now... so why isn't it mainstream?[13] Solar Module prices have fallen sharply[14] - so why can't they sell systems for less to make it more viable for home owners and small businesses? Our 32+ years experience in the market tells us that the solar industry has inherent flaws which have been holding back explosive growth.

There is little doubt that new cutting edge technologies will help further reduce the price, and we will use technology innovations as they come to market – but lower hardware costs are no longer the big roadblock, and will not be enough to bring solar to the masses.

> " We believe new energy technology cannot innovate its way to global solar adoption; it's not just the science that must evolve...obsolescence along the entire value chain must also be modernized - that's what our new platform can achieve. "
>
> - Kirk Maust, CEO Solar Direct

A New Platform with Potential for Growth



We have developed a radical new initiative, a *Solar-to-Scale Accelerator,* a unique Innovative Business Strategy which utilizes both solar and battery storage disruption.

We believe Solar Direct is uniquely positioned to lead the industry and bring Solar & Storage to EVERYONE in the U.S.

Maybe even the entire planet with **your help**...

Claim your stake today
And OWN the Power!

The Solar & Storage *Disruption* "GOLD RUSH"

Tony Seba, a well respected Industry Analyst, has identified 4 emerging disruptive technologies – and two are in alignment with Solar-to-Scale's business strategy: Solar and Energy Storage.


Seba's Miracles
Solar Energy
Self-Driving Vehicles

Seba demonstrates that all "Disruptive Technologies" follow an S-Curve, where growth is slow for a long period, and then at a tipping point, suddenly rises sharply, as it overcomes the previous paradigm.

Based on Tony Seba's perfect world prediction, solar will be 100% adopted and provide nearly all of the world's energy needs by 2030[2]; however, we believe that the restrictive limitations in the present industry model may not reach that goal until after 2050.

Seba also points out that *Business Model Innovations* are just as important as technology improvements in any disruption.

Kirk Maust and Jason Tomczyk are co-founders of the **Solar–to-Scale Accelerator**, a business strategy that we believe is positioned to significantly ***disrupt the global energy disruption*** now.


Solar Predicted
Solar Restricted
Solar Accelerated
100% Adoption
2000 10 20 30 40
2000 10 20 30 40
2000 10 20 30 40

They believe that Solar-to-Scale will solve the restricting limits of real-world solar scalability. By aggressively removing barriers within the value chain their accelerated S-curve now exceeds Seba's forecasts.

We are fast approaching the cusp, the tipping point, where growth is about to explode[6] - and the Solar-to-Scale Accelerator is being developed to capitalize on the opportunities presented by the coming Solar & Storage *Disruption* "GOLD RUSH".[6]


Discover the Solar "Gold Rush"
ROI

Solar Market and Industry

The U.S. is the second largest consumer of electricity. According to SEIA, 2016 was a record breaking year for the Solar Industry, commanding the largest share of capacity additions across all fuel types; the energy market for residential solar in the U.S. alone was $8B(pg 77). **According to Tony Seba, solar will continue to double each two years, so by the year 2020 the industry should have a market value of approximately $32B.** The Battery Energy Storage market is fast becoming equally as big, and Solar Direct believes it can capture a significant market share of both with it's unique business strategy.



Unique Innovative Business Strategy

What Is Our Solar-to-Scale "Solar and Storage" Accelerator?

Defining DEFINITIONS:

ac·cel·er·a·tor noun - a person or thing that causes something to happen or develop more quickly

term noun - a word or phrase used to express a concept

The "Solar-to-Scale Accelerator" is the "thing" that causes our growth to happen or develop more quickly. It is a term we coined to represent our unique innovative business strategy which is built around the concept that in order to rapidly bring solar to the marketplace on a large scale, we will use a combination of out-of-box, cutting edge and forward thinking methods to "accelerate" the existing growth curve of the technology and its adoption by consumers beyond the traditional industry methods.

The core concept of the strategy is to dramatically reduce hard and soft costs of a solar energy and battery storage systems, which will tend to drive the retail cost down to a compelling price point for consumers. We evaluate every aspect of the value chain from the manufactured product to the installation and the customer experience, and recreate each one to reduce waste, increase efficiency and cut costs. Our "secret sauce" isn't one or two ingredients – its all of them! There are many minute details in the process, and we strive to redefine them all. Our top level "DREAM-TEAM" approach includes:

Deliver solar technology that is cutting edge; develop & source highest efficiency components as they come to market.
Reduce exorbitant lead generation costs with our Solar Buyers Club (SBC) – Customer Acquisition Engine.
Eliminate the need for "In-Home" high pressure high paid sales people; using instead our tiered affiliate network.
Add SBC Members together in groups to create bulk purchasing power.
Make marketing costs nearly vanish as we utilize social media and community sharing to inform others.

Target a broader demographic – new lower pricing will allow more people to enjoy free energy.
Evaluate each step of the process; find new innovative ways to cut and control costs such as engineering and permitting.
Avoid and cut out all the middlemen in distribution; make bulk purchases direct from factories.
Make the customer experience enjoyable, fun and rewarding.

Solar Direct's Competitive Advantages

Our unique selling proposition provides consumers the ability to pay dramatically LESS for solar than the status quo of paying the Power Company – offering them the possibility of significant positive cash flow plus the other great benefits of going solar from day one. We believe it's no longer a matter of being able to afford solar, now you can't afford not to go solar.

The strategy is achieved by leveraging all aspects of the supply chain – factory to consumer. We achieve cost savings at every level to make possible a price point which opens the ability to "go solar" for the majority of homeowners and small businesses.

We're also rolling out multiple innovations to capture more market share, such as our **proprietary gamification software** which will simplify and revolutionize the way solar is purchased plus make it a fun process for consumers.

The consumer-centric Gamification Software is in early development stage, and will aim to apply best practices from online shopping in other industries to the solar shopping process to lower customer acquisition costs and the price of solar systems. The approach focuses on the development of scalable online tools that facilitate consumer decision making, while streamlining the sales process, through a combination of information technology and process optimization. The consumer will be able to use an online platform to determine their system size and needs, create an engineering design, select hardware and options, determine the actual installed price and financing options; then be involved throughout the permitting, scheduling and installation phase; and finally interact to inform others within their social network spreading the word about solar and The Solar Buyers Club. Users will be rewarded throughout the process to keep them engaged and incentivized.

Vertically Integrated Business Model

Extremely unique within the green industry, we are vertically integrated within the Solar Energy solutions market.

Our “one stop shop” approach gives us total control over our product and our pricing, and gives our customers a single, unified resource for all of their solar energy needs. The synergy between our online and physical services further streamlines the process and keep our quality of service high and our cost to customers low.


Product Manufacturing
Design
Engineering
Marketing
Installation
Wholesale Distribution
Direct to Customer Sales

Customer Acquisition Engine

We couple our lean business model with the Solar Buyers Club, a tiered affiliate marketing plan which uses social media and grass-roots people-power to capture a new wave of entrepreneurial spirit – we believe that average people can tap into the greatest transfer of wealth in history. Members (individuals, groups and businesses) earn cash rewards for spreading the word about the advantages of solar.

Energy has been controlled by a small group of wealthy power companies[15] until now – our model helps to rapidly transfer the electric power, and the money that goes along with it, directly into the hands of the consumers via roof-top solar!



As other solar providers feel the constraint of inefficient customer acquisition challenges[4], we believe that Solar Direct will be uniquely positioned to put the POWER back in your hands, literally.

This campaign allows you the opportunity to help perpetuate Green Energy Nationwide, and become an integral part of the impending Solar Age.

All that’s missing is YOU.



Invest in your future today!

Perks* that Keep on Giving!

With a **FREE** Solar Buyers Club (SBC) Leader Membership, you will have the opportunity to simply show other people the obvious benefits of Solar Energy solutions at this unprecedented price point. When they see the light, you see a Bonus check for helping us spread the word. This gives you the ability to indirectly control your own R.O.I. and be an active part in the Solar Revolution! Plus receive Gift Certificates***** for renewable and solar products at our online store The Energy SuperMarket.

• **Invest** $250+ **Get >>** 6 Month SBC Membership

•$500+ **>>** 12 Month Membership

•$1,000+ **>>** $50 Gift Certificate & 24 Month Membership

•$2,000+ **>>** $100 Gift Certificate & 36 Month Membership

•$4,000+ **>>** $250 Gift Certificate & 48 Month Membership

•$8,000+ **>>** $500 Gift Certificate & 60 Month Membership

•$16,000+ **>>** $1,500 Gift Certificate & 60 Month Membership

•$32,000+ **>>** $2,500 Gift Certificate & 60 Month Membership

PLUS Tour of facilities and Dinner for two with Management Team at

Capital Grille in Sarasota Florida [transportation not included]

•$64,000+ **>>** $5,000 Gift Certificate & 60 Month Membership

PLUS Tour of facilities and Dinner for two with Management Team at

Capital Grille in Sarasota Florida [transportation included]

PLUS a tropical sunset cruise for two on

Sarasota Bay on the La Barge, including food and drinks

**All perks occur after the offering is completed. Gift Certificates [certain restrictions apply]*

See complete details in Terms section below

Not to "Name-Drop" but...

We've worked with the BEST!!

From NASA to Habitat for Humanity, and everything in between, Solar Direct is proud to have served Government Agencies, Educational Institutions, Commercial, and Residential Solar Customers. We directly employ over 15 people, with extensive experience in the renewable energy industry going back 32 years. Our Solar Buyers Club affiliate network already has hundreds of members and leaders from the beta soft launch in April 2017.

Our customer base has reached over 85,000 people, growing approximately 10% per year with growth expected to explode soon!

We make solar look good



What our customers are saying...



Some of our Certifications and Memberships

U.S. GREEN BUILDING COUNCIL

NABCEP CERTIFIED Solar Heating Installer

NABCEP CERTIFIED PV Installation Professional

BBB ACCREDITED BUSINESS


EST. 1986

Where It All Began

SOLAR DIRECT was founded in 1986 and has successfully adapted to the erratic U.S. Solar industry ever since. As is the case with any true visionaries, co-founders Kirk Maust & Dale Gulden have found creative ways to be able to perpetuate the Solar movement in our great country, which is so critical to the long-term security and health of our beautiful planet.

Kirk Maust earned one of the nation's first degrees in solar and renewable technology in 1981. He graduated from Pennsylvania State University's Mechanical and Nuclear Engineering Department, recognized as having the largest and most prestigious engineering degree program in North America.

Together their goal is to bring solar to the masses.

Our Dedicated Team


WE SOLAR

1981



Kirk Maust enters industry as Manager of local solar division, applying his Solar Engineering degree knowledge & learning business from ground up.

1985

Company Founded

Maust & partner Gulden purchase – focusing on sales 7 installations of solar thermal pool & water heating systems in the tri-county area.

1988



New Technologies

Pioneered GeoThermal Heating/Cooling, Radiant Barrier Insulation, & Heat Pipe Dehumidification which had important role solving Sick Building Syndrome

1992



Expanded state-wide

Innovative new model selling solar pool heating without traditional in-home sales persons; DIY & install "direct-to-consumer"

1995



First solar website

Launched one of first solar energy websites in the world; expanded sales nationally - becoming largest national retailer of solar pool heating kits until today.

1997


VORTEX
Solar Pool Heater
Standard System Kit

OEM Manufacturer

Began producing "Vortex" solar pool heating products, establishing Solar Direct as OEM Manufacturer

2003



Energy SuperMarket

Added e-commerce platform; resulting in immediate growth - expanded into export sales worldwide – ultimately offering thousands of products online.

2006



News Services

Expanded state-wide with grid-connected solar electric installations; Added in-house Professional Engineering

2010



New Location

10,000 sq ft solar powered facility for corporate office & warehousing. Began offering battery based energy storage technologies early in adoption cycle.

April 2017

Solar Buyers Club

Launched BETA site - customer acquisition engine

Fall 2017

Solar To Scale

Begin Solar To Scale model implementation

Late 2017

Launch o StartEngi

Start Engine launch for Solar To Scale and Solar Buyers Club expansion nationwide

In the Press

SHOW MORE

Meet the Founders



Dale Gulden


SOLAR

Kirk A. Maust

President / Manager

A 37 year veteran of the Solar and Renewable Energy Industry Dale Gulden holds a bachelors degree in Business Marketing and Economics from Indiana State University and was the former President of the Gulf Coast Chapter of the Florida Solar Energy Industries Association (FlaSEIA). Gulden has served as a keynote speaker to environmental and business groups on the economic and ecological "green benefits" of solar and renewable energy technologies. In 1986, Gulden partnered with Kirk Maust, a leading solar engineer, establishing Solar Direct as a premier solar contracting firm offering installations statewide in Florida. Solar Direct holds state licensing for solar and electrical, and has its own Professional Engineer on staff. Solar Direct also offers consulting and engineering services for large custom residential and commercial projects. As the leader of Solar Direct, Dale has directed the company into one of the highest ranking e-commerce destinations for renewable technology. Gulden then expanded this unique model nationwide by establishing Solar Direct's internet presence in 1995 with TheEnergySuperMarket.com, becoming the first website to offer renewable product information and consumer eco-education along with the ability to purchase products on the internet.

CEO / Senior Engineer / Manager

Kirk Maust earned one of the nation's first degrees in solar and renewable technology in 1981. He graduated from Pennsylvania State University's Mechanical and Nuclear Engineering Department, recognized as having the largest and most prestigious engineering degree program in North America. Moving to Florida, Maust managed and later acquired the solar contracting division of an air conditioning firm. Kirk Maust now represents the new breed of entrepreneurial executive; his defining characteristics encompass 35-years of "real world" solar and renewable engineering experience, Internet technology and digital communication skills, as well as having the spirit and aspirations of an e-commerce visionary. In the early 2000's, building on the success of offering alternative energy information to consumers via the Internet in the mid 90's, Maust developed Solar Direct's first electronic shopping cart – the Energy SuperMarket. This investment in an e-commerce platform dramatically increased revenues, and distribution expanded first nationally, and then globally. His goal now is to further expand the years of knowledge and experience exponentially through the Solar Buyers Club platform, to bring the [solar] power to the people (everywhere). In addition, in 2016 he co-founded Solar Buyers Club LLC (SBC) as Manager. SBC provides customer acquisition services for Solar Direct.

And the Rest of the Team



Sheila Schweinberg

COO / Administrative Manager

Sheila Gulden joined Solar Direct in 1996 as the Assistant to the



Jason Tomzcyk

CBDO

With nearly 12 years field & management experience in solar, Jason brings a wealth of skill to



Oliver Baumgart

CSO / Sales Manager

Prior to joining Solar Direct, Oliver worked for Mercedes Benz Financial Services in Munich,

General Manager. In 2000, Sheila was promoted to Administrative Manager and in 2005 to COO. Sheila has a comprehensive knowledge of the operations of the company, including back office logistics, warehouse and fulfillment, and finance. She provides daily oversight of the Operation, Warehouse and Finance Departments. While working for the company, she obtained her Business Administration Degree from Keiser University. Sheila's love of brewing Craft Beers led her in 2016 to help with community outreach at a local business, Three Keys Brewing & Eatery, where is an Assistant Manager.

the table. Organization and planning are his forte' and his attention to detail and natural drive to serve each customer with impeccability ensures a satisfying transaction, start to finish. He has managed the installation of thousands of solar systems, both residential and commercial, and is a certified installer of Vortex Solar Panels. Jason has provided consulting services for Solar Direct for over 10 years, and serves as its Chief Business Development Officer. In addition, in 2016 he co-founded Solar Buyers Club LLC (SBC). He is the CEO / Manager and oversees all daily operations remotely from his office in Zürich. SBC provides customer acquisition services for Solar Direct.

Germany. He also worked as a consultant at Bundeswehr Fuhrpark during his time in Munich. His credentials include a Bachelor's Degree from VWA Stuttgart in Germany, an EnergyGauge Rater Certificate from Florida Solar Energy Center, Balance Sheet Analysis & Financing/Leasing Certificates from Mercedes Benz Financial Services. Oliver joined Solar Direct in 2011, and is the CSO & Sales Manager. He's responsible for in-home and internet sales, along with marketing programs and brand management. Oliver's greatest strengths are his creativity, drive, and leadership. He thrives on challenges, particularly those that expand the company's reach.

Offering Summary

Maximum 214,000* Preferred Class B Units ($107,000)

Maximum subject to adjustment for bonus shares. See **24-Hour Bonus below*

Minimum 20,000 Preferred Class B Units ($10,000.00)

Company	Solar Direct LLC
Corporate Address	6935 15th St E Ste 120 Sarasota FL 34243
Description of Business	Solar EPC (Engineering, Procurement, Construction) & E-commerce enterprise since 1985
Type of Security Offered	Preferred Class B Units
Purchase Price of Security Offered	$0.50 / Share
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Solar Direct LLC will offer 10% additional bonus units for all investments that are committed by existing StartEngine Crowdfunding Inc. shareholders within 24 hours of the offering going live.

StartEngine shareholders will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any units you purchase. For example, if you buy 200 Preferred Class B Units at $0.50 / unit, you will receive 20 Preferred Class B (bonus) Units, meaning you'll own 220 units for $100.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned subscription agreement.

Perks

With a **FREE** Solar Buyers Club (SBC) Leader Membership, you will have the opportunity to simply show other people the obvious benefits of Solar Energy solutions at this unprecedented price point. When they see the light, you see a Bonus check for helping us spread the word. This gives you the ability to indirectly control your own R.O.I. and be an active part in the Solar Revolution!

A Free Club Leader membership in Solar Buyers Club (SBC) allows you to earn cash from referrals in our Affiliate Network. Receive $300 to $1,500 per successful referral, just by telling others about the benefits of going solar; plus make bonuses from people you sponsor. Learn more at SBC Spread the Word!

If you chose, you can help control our success by participating in the growth process; you earn money plus build stock value.

Plus receive Gift Certificates* for renewable and solar products at our online store The Energy SuperMarket, and more...

- **$250+** Free 6 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $225).
- **$500+** Free 12 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $375)
- **$1,000+** Receive a $50 Gift Certificate ***PLUS*** Free 24 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $725)

- **$2,000+** Receive a $100 Gift Certificate ***PLUS*** Free 36 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $1075)

- **$4,000+** Receive a $250 Gift Certificate ***PLUS*** Free 48 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $1525)

- **$8,000+** Receive a $500 Gift Certificate ***PLUS*** Free 60 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $2075)

- **$16,000+** Receive a $1,500 Gift Certificate ***PLUS*** Free 60 Month Club Leader Membership in Solar Buyers Club including your own web page (Retail Value $3075)

- **$32,000+** Receive a $2,500 Gift Certificate ***PLUS*** Free 60 Month Club Leader Membership in Solar Buyers Club including your own web page ***PLUS*** *Tour of facilities and Dinner for two with Management Team at Capital Grille in Sarasota Florida [transportation not included] (Retail Value $4375)*

- **$64,000+** Receive a $5,000 Gift Certificate ***PLUS*** Free 60 Month Club Leader Membership in Solar Buyers Club including your own web page ***PLUS*** *Tour of facilities and Dinner for two with Management Team at Capital Grille in Sarasota Florida [U.S. transportation included],* ***PLUS*** *a tropical sunset cruise for two on Sarasota Bay on the La Barge, including food and drinks (Retail Value $8,000)*

** All perks occur after the offering is completed; Gift Certificates restrictions - no custom or non-stock items; s/h and/or installation not included.*

Sources:

[1] https://eresearch.fidelity.com/eresearch/markets_sectors/sectors/sectors_in_market.jhtml Based on Fidelity E-Research, Utilities is currently the 10th largest Industry Sector with a Market Cap of $1.32T; which includes Electric Utilities at a Market Cap of $728B with a 17.1% increase over the last year, and Independent & Renewable Electricity at a Market Cap of $86.9B with a 33.4% increase over the last year.

[2] https://www.youtube.com/watch?v=Kxryv2XrnqM&feature=youtu.be Swedbank Nordic Energy Summit 2016 and https://www.youtube.com/watch?v=2b3ttqYDwF0 Clean Energy Action 2017. Clean Dispruption of Energy and Transportation – Tony Seba, Standford University analyst and recipient of the Clean Energy Action 2017 Sunshine Award. http://fortune.com/2016/04/16/ray-kurzweil-solar-will-dominate-energy-within-12-years Additional source by Ray Kurzweil "Here's Why Solar Will Dominate Energy Within 12 Years".

[3] Solar Direct LLC – Statement of Operations: Sales & Marketing expenses were $209k in 2015 and $40k in 2017, a reduction of 81%. This resulted from our business model innovation "Solar Buyers Club" customer acquisition engine.

[4] Costs to Acquire US Residential Solar Customers Are High and Rising https://www.greentechmedia.com/articles/read/costs-to-acquire-us-residential-solar-customers-are-high-and-rising#gs.LQz=M1s

[5] https://en.wikipedia.org/wiki/List_of_United_States_electric_companies

[6] https://www.youtube.com/watch?v=Hv2XeSrEbnc Visionary Debate "STOP linear thinking solar guys! Now is time for exponential growth" held in San Francisco on Solar Leaders TV Stage at Intersolar North America 2017; the following visionaries: Tony Seba (a serial Silicon Valley entrepreneur, and an instructor in Entrepreneurship, Disruption and Clean Energy at Stanford), Eckhart Gouras, JD., Managing Director of pv magazine group. They discuss the unstoppable exponential growth of solar, and how it will replace the electric utility monopoly empire, which could quite possibly create the biggest transfer of wealth the planet has ever seen. "For solar, for batteries...we are on the cusp of the most transformative disruption in history since the industrial revolution", Tony Seba (11:55). Based on Seba's analysis, we believe their will be a disruption which will create opportunities similar in nature to the California Gold Rush in the mid 1800's.

[7] Solar Direct and its predecessor entity has been operational for over 32 years giving long term business acumen in the solar industry; due to the imposing tipping point in which the market may disrupt and possibly explode based on Tony Seba's research, Solar Direct has created a business model innovation "Solar-to-Scale" which is a possible ground floor opportunity.

[8] You can also help to control your own ROI by simple passive or active involvement. Investors receive a free limited Solar Leader Membership in the Solar Buyers Club (SBC) as a perk. Passive involvement, promoting SBC to friends and family, can result in additional income from referrals and also bonus funds from SBC Leaders within your affiliate network. Also see [9] and [10].

[9] https://www.investopedia.com/terms/p/passiveincome.asp Money being earned regularly with little or no effort on the part of the person who's receiving it. Simple word of mouth and use of social networks spreading the word about the benefits of going solar via the Solar Buyers Club.

[10] This unique option provides the opportunity to earn back a portion or all of the invested cash or more, while keeping your equity stake. In other words, any funds earned from referrals and/or bonuses in the SBC could indirectly offset the funds used to purchase investment units. "Simply signing up as a Solar Buyers Club Leader will not guarantee you any success. Like everything else in life, the path to success requires hard work, discipline, passionate persistence, time management, creativity and a razor blade focus on where you want to go if you ever want to succeed. Not every Club Leader will make money and/or a profit. Your success will depend on you and how much you put into it". http://lotg.solarbuyers.club/Compensation-Plan/?mitem=28244 Investment Units will not be directly affected by SBC earnings or lack thereof; units purchased remain the property of the owner regardless of involvement or non-involvement in the SBC option. You can effectively improve your ROI of the funds used to purchase Investment Units by offsetting the purchase cost with funds earned via the SBC. Earning subject to income taxation; seek advice from your accountant.

[11] https://en.wikipedia.org/wiki/An_Inconvenient_Sequel:_Truth_to_Power An Inconvenient Sequel: Truth to Power.

[12] The majority of consumers who purchase solar use a "solar loan". Many solar contractors and marketers would have consumers think that the loan payment will be less than the electric bill, but this most often is not the case. A typical system size is 10kW, and based on research by this third-party industry leader Energy-Sage, funded by the U.S. Department of Energy, the average installed price is $31,571; after 30% Federal Tax Credit, the loan amount is $22,100. A typical system saves $150.25 per month according to the government site PVWatts. Based on Dividend Solar, a national solar lender, the payment for this sample system would be $151.83 per month (at 4.99APR; rates and payment amounts will vary based on credit score and other factors, so the monthly payment can vary - some consumers will have savings below the utility bill and others may pay more). https://www.energysage.com/solar/financing/solar-loans The amount you want to pay each month will impact the interest rate and the length of the loan. Loans with longer terms will have smaller monthly payments, but you will pay more in interest over the life of the loan. In contrast, payments on solar energy loans with shorter terms may exceed your monthly utility bill savings, but they offer a better value because you pay less in interest over the life of the loan.

[13] https://www.fastcompany.com/3067737/prices-for-solar-panels-keep-falling-so-why-isnt-it-cheaper-to-get-solar

[14] https://www.seia.org/sites/default/files/Fig3-GrowthSolarFallingPrices-2017YIR.png and https://energy.gov/sites/prod/files/2016/05/f32/SC%20Fact%20Sheet-508.pdf

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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VIDEO TRANSCRIPT (Exhibit D)

Energy …It powers everything.

Producing electricity ranks in the top ten industries in the U.S.[1], with both homeowners and businesses being totally dependent on it to function.

Now, the source of that energy is about to be disrupted[2].

Over the next twelve years, solar power and battery storage are positioned to totally replace traditional utility power[2].

Technology disruptions all follow the same timeline "S" curve, just like cell phones replaced land lines… it starts with a long early adoption, and then Boom! The growth is exponential. And just like Uber and AirBNB, whoever is first could make A LOT OF MONEY. The solar disruption is unstoppable; the evidence shows we are now at the tipping point[2].

Solar Direct helped launch the solar industry over 32 years ago. We saw the disruption coming, and for the past year we have been developing a unique innovative business model which could capture a significant share of the solar and storage "Gold Rush".

Our customer acquisition engine, The Solar Buyers Club was launched early 2017, and is already proving to be disruptive in the way people discover solar. Acquisition costs have dropped 81%[3] while the competitor's costs keep rising[4].

We're also rolling out multiple innovations to capture more market share, such as our proprietary gamification software, designed to simplify and revolutionize the way solar is purchased. The goal of our Solar to Scale Platform is to make solar affordable for everyone.

Energy has been controlled by a small group of wealthy power companies until now[5] – our model helps to rapidly transfer the electric power, and the money that goes along with it, directly into the hands of the consumers via roof-top solar! We believe this could be the biggest transfer of wealth the planet has ever seen[6]. As an investor, you will own your stake in a ground-floor opportunity[7]. You can also help to control your own ROI[8] by simple passive involvement[9]. This unique option, as we will explain, gives you the opportunity to earn back your invested cash or more, while keeping your equity stake[10].

Invest today, and don't miss the wave!

SECOND VIDEO - Testimonial from a client Klause Durlach (NOTE: his comment about "good investment" is NOT about Fund Raise it is about purchase of solar system):

"My opinion is we have to go to renewable energy. To solar any source where we get the energy for free, especially here in Florida. The sun is for free, shines every day. I used Solar Direct before on my personal house. Was happy the way they treated me at that time. And gave them a shot again. My house has a 10KW system, here I have a 30KW system. My power bill was last month $8.75."

"Here is the steal fabrication of our shop where we get our delivery. Bend our rebar with electricity. We need electricity for the lights, for cranes to move the stuff, so electric power is very important to us. So, as more solar power I can generate the better it is. They did what they supposed to do, so that is all what I can ask for. On top of it, it's a good Investment to make money. You pay it out once and then it keeps giving back. It doesn't get much better than that. We have no choice, we have only one planet, this is what we need to do."

Sources:

[1] https://eresearch.fidelity.com/eresearch/markets_sectors/sectors/sectors_in_market.jhtml
Based on Fidelity E-Research, Utilities is currently the 10th largest Industry Sector with a Market Cap of $1.32T; which includes Electric Utilities at a Market Cap of $728B with a 17.1% increase over the last year, and Independent & Renewable Electricity at a Market Cap of $86.9B with a 33.4% increase over the last year.

[2] https://www.youtube.com/watch?v=Kxryv2XrnqM&feature=youtu.be Swedbank Nordic Energy Summit 2016 and https://www.youtube.com/watch?v=2b3ttqYDwF0 Clean Energy Action 2017. Clean Dispruption of Energy and Transportation – Tony Seba, Standford University analyst and recipient of the Clean Energy Action 2017 Sunshine Award.
http://fortune.com/2016/04/16/ray-kurzweil-solar-will-dominate-energy-within-12-years
Additional source by Ray Kurzweil "Here's Why Solar Will Dominate Energy Within 12 Years".

[3] Solar Direct LLC – Statement of Operations: Sales & Marketing expenses were $209k in 2015 and $40k in 2017, a reduction of 81%. This resulted from our business model innovation "Solar Buyers Club" customer acquisition engine.

[4] Costs to Acquire US Residential Solar Customers Are High and Rising
https://www.greentechmedia.com/articles/read/costs-to-acquire-us-residential-solar-customers-are-high-and-rising#gs.LQz=M1s

[5] https://en.wikipedia.org/wiki/List_of_United_States_electric_companies

[6] https://www.youtube.com/watch?v=Hv2XeSrEbnc Visionary Debate "STOP linear thinking solar guys! Now is time for exponential growth" held in San Francisco on Solar Leaders TV Stage at Intersolar North America 2017; the following visionaries: Tony Seba (a serial Silicon Valley entrepreneur, and an instructor in Entrepreneurship, Disruption and Clean Energy at Stanford), Eckhart Gouras, JD., Managing Director of pv magazine group. They discuss the unstoppable exponential growth of solar, and how it will replace the electric utility monopoly empire, which could quite possibly create the biggest transfer of wealth the planet has ever seen. "For solar, for batteries…we are on the cusp of the most transformative disruption in history since the industrial revolution", Tony Seba (11:55). Based on Seba's analysis, we believe their will be a disruption which will create opportunities similar in nature to the California Gold Rush in the mid 1800's.

[7] Solar Direct and its predecessor entity has been operational for over 32 years giving long term business acumen in the solar industry; due to the imposing tipping point in which the market may disrupt and possibly explode based on Tony Seba's research, Solar Direct has

created a business model innovation "Solar-to-Scale" which is a possible ground floor opportunity.

[8] You can also help to control your own ROI by simple passive involvement. Investors receive a free limited Solar Leader Membership in the Solar Buyers Club (SBC) as a perk. Passive involvement, promoting SBC to friends and family, can result in additional income from referrals and also bonus funds from SBC Leaders within your affiliate network.

[9] https://www.investopedia.com/terms/p/passiveincome.asp Money being earned regularly with little or no effort on the part of the person who's receiving it. Simple word of mouth and use of social networks spreading the word about the benefits of going solar via the Solar Buyers Club.

[10] This unique option provides the opportunity to earn back a portion or all of the invested cash or more, while keeping your equity stake. In other words, any funds earned from referrals and/or bonuses in the SBC could indirectly offset the funds used to purchase investment units. "Simply signing up as a Solar Buyers Club Leader will not guarantee you any success. Like everything else in life, the path to success requires hard work, discipline, passionate persistence, time management, creativity and a razor blade focus on where you want to go if you ever want to succeed. Not every Club Leader will make money and/or a profit. Your success will depend on you and how much you put into it". http://lotg.solarbuyers.club/Compensation-Plan/?mitem=28244 Investment Units will not be directly affected by SBC earnings or lack thereof; units purchased remain the property of the owner regardless of involvement or non-involvement in the SBC option. You can effectively improve your ROI of the funds used to purchase Investment Units by offsetting the purchase cost with funds earned via the SBC. Earning subject to income taxation; seek advice from your accountant.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

SOLAR DIRECT, LLC

a Florida manager-managed limited liability company

Effective Date: October 1, 2017
Organization Date: June 4, 2014

OPERATING AGREEMENT

THIS OPERATING AGREEMENT is made and entered into effective October 1, 2017, by and among **Kirk A. Maust, MGR** and **Dale A. Gulden, MGR** (collectively referred to in this agreement as the "Board of Managers"). This agreement supersedes the previous Operating Agreement dated January 1, 2014 in its entirety.

SECTION 1
THE LIMITED LIABILITY COMPANY

1.1 Formation. Effective June 4, 2014, the original Members formed a limited liability company the name of which is Solar Direct LLC (the "Company") on the terms and conditions in the original Operating Agreement with an effective date of January 1 2014 and pursuant to the Revised Florida Limited Liability Act (the "Act"), codified under Chapter 605, Florida Statutes. The Members filed with the appropriate agency within the State of Florida charged with processing and maintaining such records documentation required for the formation of the Company. The rights and obligations of the parties are as provided in the Act except as otherwise expressly provided in this Agreement.

1.2 Revision. Effective October 1, 2017, by a unanimous vote of the Members, it was declared that the limited liability company, the name of which is Solar Direct LLC, would change from a member-managed to a manager-managed structure; and further that the Operating Agreement (the "Agreement"), would be revised to reflect these changes.

1.3 Name. The business of the company will be conducted under the name Solar Direct LLC, or such other name upon which the Board of Advisors has set forth in Section 1.11.

1.4 Purpose. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of Florida.

1.5 Office. The Company will maintain its principal business office within the State of Florida at the following address: 6935 151h St East, STE 120, Sarasota, FL 34243.

1.6 Registered Agent. Dale A. Gulden is the Company's initial registered agent in the State of Florida, and the registered office is 6935 151h St East, STE 120 Sarasota, FL 34243.

1.7 Term. The term of the Company commences on June 4, 2014 and shall continue perpetually unless sooner terminated as provided in this Agreement; and shall be governed by the Operating Agreement dated October 1, 2017.

1.8 Names and Addresses of Unit Holders. There are currently 40,000,000 Units Authorized. The current Outstanding issued Unit Holder's names and addresses are attached as Schedule 1 to this Agreement. Units sold or transferred after this date will be maintained by FundAmerica Stock Transfer, LLC, which shall act as the Transfer Agent for Solar Direct, LLC. All records will be maintained electronically for non-certified securities; no paper Unit Certificate will be issued to Unit Holders.

1.9 Admission of Additional Members. Additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

1.10 Unit Designations. The Board of Managers will use their best discretion to set the number, type, value and voting rights for each type and class of Units; which can be changed as determined by a majority vote; Quantity and/or Value of Units may be added and/or diluted. Units will be allocated as follows:

Type	Voting Status	Authorized	Assignment
Common Class A	Voting (1 per Unit)	6,000,000	Principles
Common Class B	Voting (1 per Unit)	5,000,000	Key Employees/Agents
Common Class C	non-Voting	2,000,000	Employee SAR
Common Class D	non-Voting	3,500,000	Restricted
Preferred Class A	Voting (1 per Unit)	4,000,000	Investors (Min $100k)
Preferred Class B	non-Voting	4,280,000	Investors (Min $100)
Preferred Class C	non-Voting	15,220,000	Investors (Min $100)
TOTAL Authorized		**40,000,000**	

1.11 Board of Advisors. A Board of Advisors will be appointed by the Board of Managers for the purpose of Governance of the company; after which the Board of Advisors will have the authority to remove and appoint the Board of Managers. Decisions made by the Board of Advisors will be by a majority vote greater than 50%.

1.12 Voting Rights. The holders of Voting Common Class A Units are entitled to one vote for each share held of record on all matters submitted to a vote of the Unit Holders. The holders of Voting Common Class B Units are entitled to one vote for each share held of record on all matters submitted to a vote of the Unit Holders. The holders of Non-voting Common Units Common Class C are not entitled to vote on any matter except as required under applicable law. The holders of Non-voting Common Class D Units are not entitled to vote on any matter except as required under applicable law. The holders of Voting Preferred Class A Units are entitled to one vote for each share held of record on all matters submitted to a vote of the Unit Holders. The holders of Non-voting Preferred Class B Units are not entitled to vote on any matter except as required under applicable law. The holders of Non-voting Preferred Class C Units are not entitled to vote on any matter except as required under applicable law.

1.13 Rights and Preferences. The rights, preferences and privileges of the holders of the company's Class A Common Units are subject to and may be adversely affected by, the rights of the holders of units of Preferred Units and any additional classes of units that we may designate in the future. The rights, preferences and privileges of the holders of the company's Class B Common Units are subject to and may be adversely affected by, the rights of the holders of units of Class A Common Units, Preferred Units and any additional classes of units that we may designate in the future. The rights, preferences and privileges of the holders of the company's Class C Common Units are subject to and may be adversely affected by, the rights of the holders of units of Class A or B Common Units, Preferred Units and any additional classes of units that we may designate in the future. The rights, preferences and privileges of the holders of the company's Class D Common Units are subject to and may be adversely affected by, the rights of the holders of units of Class A or B or C Common Units, Preferred Units and any additional classes of units that we may designate in the future. The rights, preferences and privileges of the holders of the company's Class A Preferred Units have Priority Rights and Preferences above all other Classes; however, are subject to and may be adversely affected by any additional classes of units that we may designate in the future. The rights, preferences and privileges of the holders of the company's Class B Preferred Units are subject to and may be adversely affected by, the rights of the holders of units of Class A Preferred Units, and any additional classes of units that we may designate in the future. The rights, preferences and privileges of the holders of the company's Class C Preferred Units are subject to and may be adversely affected by, the rights of the holders of units of Class A or B Preferred Units, and any additional classes of units that we may designate in the future.

SECTION 2
CAPITAL CONTRIBUTIONS

2.1 Initial Contributions. The Board of Managers initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.

2.2 Additional Contributions. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3 No Interest on Capital Contributions. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

SECTION3
ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 Profits/Losses. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on a fiscal basis ending September 30th and shall be allocated to the Members in proportion to each Member's relative total capital interest in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

3.2 Distributions and Dividend Rights. Distributions may solely be declared by the Board of Managers, based on a majority vote. The Board of Managers shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Board of Managers. Holders of Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the unit holders, subject to preferences that may be granted to any then outstanding Units; preference shall be given first to Preferred Class A Units, then Preferred Class B Units, then Preferred Class C Units, then Common Class A Units, then Common Class B Units, then Common Class C Units, then Common Class D Units. The payment of dividends will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our board considers relevant. Payment of dividends may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and intends to pay dividends in the foreseeable future, which means that unit holders may or may not receive any return on their investment from dividends.

3.3 **Rights to Receive Liquidation Distributions**. In the event of our liquidation, dissolution, or winding up, holders of Common Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Units. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.l(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

3.4 No Right to Demand Return of Capital. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

SECTION 4
INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a Member of the Company, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "Nolo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

SECTION 5
POWERS AND DUTIES OF MANAGERS

5.1 Management of Company.

5.1.1 The Board of Managers, within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

5.1.2 Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by a Majority in Interest of the Board of Managers.

5.1.3 Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of a Majority in Interest of the Board of Managers to manage and operate the business and affairs of the Company.

5.2 Decisions by Members. Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Board of Managers, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a Majority of the Board of Managers. When a majority cannot be made, the Board of Advisors shall cast the deciding vote.

5.3 Withdrawal by a Member. A Member has no power to withdraw from the Company, except as otherwise provided in Section 8.

SECTION 6
SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 Organization Expenses. All expenses incurred in connection with organization of the Company will be paid by the Company.

6.2 Salary. No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by a Majority of the Board of Managers.

6.3 Legal and Accounting Services. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 7
BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

7.1 Method of Accounting. The Company will use the method of accounting previously determined by the Board of Managers for financial reporting and tax purposes.

7.2 Fiscal Year; Taxable Year. The fiscal year and the taxable year of the Company begins each October 1, and ends September 30.

7.3 Capital Accounts. The Company will maintain a Capital Account for each Manager Member on a cumulative basis in accordance with federal income tax accounting principles.

7.4 Banking. All funds of the Company will be deposited in a separate bank account(s) or in account(s) of a savings and loan association in the name of the Company as determined by a Majority of the Board of Managers. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

SECTION 8
TRANSFER OF MEMBERSHIP INTEREST

8.1 Sale or Encumbrance Prohibited. Except as otherwise permitted in this Agreement, no Common Unit Holder may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of a majority of the other non-transferring Common Unit Holders determined on a per capita basis.

8.2 Right of First Refusal. Notwithstanding Section 8.1, a Common Unit Holder may transfer all or any part of the Common Unit Holder's interest in the Company (the "Interest") as follows:

8.2.1 The Common Unit Holder desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Common Unit Holders, specifying the price and terms on which the Common Unit Holder is prepared to sell the Interest (the "Offer").

8.2.2 For a period of 30 days after receipt of the Notice, the Common Unit Holders may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Common Unit Holders desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Ownership Interests of those Common Unit Holder desiring to acquire the Interest.

8.2.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

8.2.4 If the other Common Unit Holders fail or refuse to notify the transferring Common Unit Holder of their desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Common Unit Holders will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Common Unit Holder may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 8.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Common Unit Holder must reoffer the sale of the Interest to the remaining Common Unit Holders at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period describe above, then the provisions of Section 8.2 will again apply to the Interest proposed to be sold or conveyed.

8.2.5 Notwithstanding the foregoing provisions of Section 8.2, should the sole remaining Common Unit Holder be entitled to and elect to acquire all the Interests of the other Common Unit Holder of the Company in accordance with the provisions of Section 8.2, the acquiring Common Unit Holder may assign the right to acquire the Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

8.3 Substituted Parties. Any transfer in which the Transferee becomes a fully substituted Common Unit Holder is not permitted unless and until:

(1) The transferor and assignee shall execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

(2) The transferor shall furnish to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Common Unit Holder.

8.4 Death, Incompetency, or Bankruptcy of Common Unit Holder. On the death, adjudicated incompetence, or bankruptcy of a Common Unit Holder, unless the Company exercises its rights under Section 8.5, the successor in interest to the Common Unit Holder (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Common Unit Holder's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Common Unit Holders determined on a per capita basis admit the transferee as a fully substituted Common Unit Holder in accordance with the provisions of Section 8.3.

8.4.1 Any transfer of Economic Rights pursuant to Section 8.4 will not include any right to participate in management of the Company, which shall solely be the duty of the Board of Managers, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Common Unit Holder's power and right to vote or consent to any matter submitted to the Common Unit Holder will be eliminated, and the Ownership Interests of the remaining Common Unit Holders, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

8.5 Death Buy Out. Notwithstanding the foregoing provision of Section 8, the Common Unit Holders covenant and agree that on the death of any Common Unit Holder, the Company, at its option, by providing written notice to the estate of the deceased Common Unit Holder within 180 days of the death of the Common Unit Holder, may purchase, acquire, and redeem the Interest of the deceased Common Unit Holder in the Company pursuant to the provision of Section 8.5.

8.5.1 The value of each Common Unit Holder's Interest in the Company will be determined on the date this Agreement is signed, and the value will be endorsed on Schedule 3 attached and made a part of this Agreement. The value of each Common Unit Holder's Interest will be re-determined unanimously by the Board of Managers annually, unless the Board of Managers unanimously decide to re-determine those values more frequently. The Board of Managers will use their best efforts to endorse those values on Schedule 3. The purchase price for a decedent Common Unit Holder's interest conclusively is the value last determined before the death of such Common Unit Holder; provided, however, that if the latest valuation is more than two years before the death of the deceased Common Unit Holder, the provisions of Section 8.5.2 will apply in determining the value of the Common Unit Holder's Interest in the Company.

8.5.2 If the Board of Managers have failed to value the deceased Common Unit Holder's Interest within the prior two-year period, the value of each Common Unit Holder's Interest in the Company on the date of death, in the first instance, will be determined by mutual agreement of the surviving Board of Managers and the personal representative of the estate of the deceased Common Unit Holder. If the parties cannot reach an agreement on the value within 30 days after the appointment of the personal representative of the deceased Common Unit Holder, then the surviving Board of Managers and the personal representative each must select a qualified appraiser within the next succeeding 30 days. The appraisers so selected must attempt to determine the value of the Company Interest owned by the decedent at the time of death based solely on their appraisal of the total value of the Company's assets and the amount the decedent would have received had the assets of the Company been sold at that time for an amount equal to their fair market value and the proceeds (after payment of all Company obligations) were distributed in the manner contemplated in Section 8. The appraisal may not consider any discount for the sale of a minority Interest in the Company. In the event the appraisers cannot agree on the value within 30 days after being selected, the two appraisers must, within 30 days, select a third appraiser. The value of the Interest of the decedent in the Company and the purchase price of it will be the average of the two appraisals nearest in amount to one another. That amount will be final and binding on all parties and their respective successors, assigns, and representatives. The costs and expenses of the third appraiser and any costs and expenses of the appraiser retained but not paid for by the estate of the deceased Common Unit Holder will be offset against the purchase price paid for the deceased Common Unit Holder's Interest in the Company.

8.5.3 Closing of the sale of the deceased Common Unit Holder's Interest in the Company will be held at the office of the Company on a date designated by the Company, and cannot be later than 90 days after agreement with the personal representative of the deceased Common Unit Holder's estate with respect to the fair market value of the deceased Common Unit Holder's Interest in the Company; provided, however, that if the purchase price is determined by appraisals as set forth in Section 8.5.2, the closing will be 30 days after the final appraisal and purchase price are determined. If no personal representative has been appointed within 60 days after the deceased Common Unit Holder's death, the surviving Board of Managers have the right to apply for and have a personal representative appointed.

8.5.4 At closing, the Company will pay the purchase price for the deceased Common Unit Holder's Interest in the Company. Lf the purchase price is less than $1,000.00, the purchase price will be paid in cash; if the purchase price is $1,000.00 or more, the purchase price will be paid as follows:

(1) $1,000.00 in cash, bank cashier's check, or certified funds;

(2) The balance of the purchase price shall be paid by the Company executing and delivering its promissory note for the balance, with interest at the prime interest rate stated by primary banking institution utilized by the Company, its successors and assigns, at the time of the deceased Common Unit Holder's death. Interest will be payable monthly, with the principal sum being due and payable in three equal annual installments. The promissory note will be unsecured and will contain provisions that the principal sum may be paid in whole or in part at any time, without penalty.

8.5.5 At the closing, the deceased Common Unit Holder's estate or personal representative must assign to the Company all of the deceased Common Unit Holder's Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Common Unit Holder's right, title, and interest in the Company and its assets. If either the Company or the deceased Common Unit Holder's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

8.5.6 On completion of the purchase of the deceased Common Unit Holder's Interest in the Company, the Ownership Interests of the remaining Common Unit Holders will increase proportionately to their then existing Ownership Interests.

SECTION 9
DISSOLUTION AND WINDING UP OF THE COMPANY

9.1 Dissolution. The Company will be dissolved on the happening of any of the following events:

9.1.1 Sale, transfer, or other disposition of all or substantially all of the property of the Company;

9.1.2 The agreement of all of the Common Unit Holders;

9 .1.3 By operation of law; or

9 .1.4 The death, incompetence, expulsion, or bankruptcy of a Common Unit Holder, or the occurrence of any event that terminates the continued membership of a Common Unit Holder in the Company, unless there are then remaining at least the minimum number of Members required by law and all of the remaining Common Unit Holders, within 120 days after the date of the event, elect to continue the business of the Company.

9.2 Winding Up. On the dissolution of the Company (if the Company is not continued), the Board of Managers must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Board of Manager's Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

9.2.1 To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

9.2.2 To the payment and discharge of any Company debts and liabilities owed to Preferred Unit Holders;

9.2.3 To the payment and discharge of any Company debts and liabilities owed to Common Unit Holders; and

9.2.4 To Board of Managers in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then-outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member pursuant to Section 9.2.4.

SECTION 10
GENERAL PROVISIONS

10.1 Amendments. Amendments to this Agreement may be proposed by any Common Unit Holder. A proposed amendment will be adopted and become effective as an amendment only on the written approval of the Board of Managers.

10.2 Governing Law. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Florida (without regard to principles of conflicts of law).

10.3 Entire Agreement; Modification. This Agreement constitutes the entire understanding and agreement between the Common Unit Holders with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the Common Unit Holders other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Common Unit Holder unless in writing and approved by the Board of Managers.

I0.4 Attorney Fees. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

10.5 Further Effect. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

I0.6 Severability. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

10.7 Captions. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

10.8 Notices. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

10.9 Agreement. The parties of prospective unit purchases all agree and state in writing that they have studied and read all terms and conditions of this agreement and specifically agree with all the above provisions of its Operation Agreement.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

BOARD OF MANAGERS:

____
Kirk A. Maust, MGR

____
Dale A. Gulden, MGR

Listing of Unit Holders - Schedule 1

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR SOLAR DIRECT, LLC

LISTING OF ISSUED UNIT HOLDERS

As of the 1st day of October, 2017, the following is a list of Unit Holders of the Company:

NAME:	ADDRESS:	COMMON CLASS A UNITS:
Kirk A. Maust	[illegible]	3,000,000
Dale A. Gulden	[illegible]	3,000,000

NAME:	[illegible]	COMMON CLASS B UNITS:
Sheila D. Schweinberg	[illegible]	769,200
Oliver S. Baumgart	[illegible]	769,200
Jason Tomczyk	[illegible]	769,200
David Webster	[illegible]	615,300
Gabriel Isaacs	[illegible]	77,100

NAME:	[illegible]	COMMON CLASS C UNITS:
Restricted (Employee SAR)	[illegible]	1,000,000

NAME:	[illegible]	COMMON CLASS D UNITS:
Antonio Ortiz	[illegible]	241,120
Sheila D. Schweinberg	[illegible]	132,928
Jean Maust	[illegible]	436,864

Kirk A. Maust	1,006,592
Dale A. Gulden	242,760

NAME:	PREFERRED CLASS A UNITS:
None Issued	0

NAME:	PREFERRED CLASS B UNITS:
Current Regulation CF Offering	2,140,000

NAME:	PREFERRED CLASS C UNITS:
None Issued	0

Listing of Capital Contributions -Schedule 2

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR SOLAR DIRECT, LLC

CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Board of Manager's initial contribution to the Company capital is stated to be $2,000.00. The description and each individual portion of this initial contribution are as follows:

NAME:	CONTRIBUTION:	% OWNERSHIP:
Kirk A. Maust	$1,000.00	50.00%
Dale A. Gulden	$1,000.00	50.00%

SIGNED, AGREED and REAFFIRMED, this 1st day of October, 2017.

Kirk A. Maust, MGR

Dale A. Gulden, MGR

Listing of Valuation of Common Unit Holders Interest - Schedule 3

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR SOLAR DIRECT, LLC

VALUATION OF COMMON UNIT HOLDERS INTEREST

Pursuant to ARTICLE 8, the initial value of each Common Unit Holder's interest in the Company is endorsed as follows:

NAME:	VALUATION:	ENDORSEMENT:
Kirk A. Maust	$1,000.00	Signature of Kirk A. Maust
Dale A. Gulden	$1,000.00	Signature of Dale A. Gulden

SIGNED, AGREED and REAFFIRMED, this 1st day of October, 2017.

Kirk A. Maust, MGR

Dale A. Gulden, MGR